CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January 2003   Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ___   Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes ___   No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: January 9, 2003

By: __/s/ FRANÇOIS D. RAMSAY___
Name: François D. Ramsay
Title: Vice-President, General
            Counsel and Corporate Secretary

EXHIBITS

EXHIBIT 1

ANNUAL REPORT 2002





GILDAN ACTIVWEAR INC. • ANNUAL REPORT 2002

GILDAN ACTIVEWEAR

leveraging our brand, leveraging our infrastructure,

leveraging our...

talent

corporate profile

Gildan Activewear Inc. is a rapidly growing manufacturer and marketer of high quality activewear for sale in the wholesale distribution channel of the Canadian, United States and European imprinted sportswear markets.

The Company's product lines, which bear the distinctive Gildan Activewear brand, include T-shirts, placket collar sport shirts and fleece in both 100% cotton and 50% cotton/50% polyester blends and in a variety of weights, sizes, colours and styles. The Company sells its product as blanks, which are ultimately decorated with designs and logos for sale to consumers.

Vertically-integrated with its yarn-spinning, knitting, dyeing, finishing, cutting and sewing operations strategically located in cost-efficient environments, Gildan Activewear is focused on constantly reinforcing its positioning as the low-cost producer of premium quality activewear in the industry.

Our Mission

Gildan Activewear is dedicated to being the lowest-cost manufacturer and leading marketer of quality branded basic activewear on a global basis.

To attain this goal, we will deliver the best in quality, service and price to our customers and, ultimately, to the end-users of our activewear products.

Our Values

To guide us in attaining our goals and to provide a clear sense of direction for our management, employees, customers and shareholders, Gildan has adopted the following objectives and principles:

- Nurture and strengthen the Gildan Activewear brand, and use it to expand our business.

- Remain price competitive by constantly reinvesting in state-of-the-art equipment.

- Maintain strong partnerships with our network of official Gildan distributors.

- Embrace the cutting-edge of technology throughout our manufacturing, marketing, distribution, and administration activities.

- Expand by simplifying our manufacturing and management processes, decentralizing management and consolidating our operations around geographic hubs.

- Continue to grow and develop our business by capitalizing upon our core competency as a global low-cost manufacturer of circular knit apparel.

- Provide our shareholders and employees with superior financial rewards.

- Adhere to first-class standards of corporate governance as a public company.

- Be a proactive corporate citizen in instituting sound employment and environmental practices.

- Maintain a work environment that is challenging, exciting and fun!

financial **highlights**

In thousands of Canadian dollars, except per-share data and ratios

	SEPT. 29 2002	SEPT. 30 2001	OCT. 1 2000	OCT. 3 1999
Income Statement				
Sales	$ 600,660	$ 504,867	$ 459,208	$ 334,150
EBITDA (a)	$ 104,737	$ 30,226	$ 82,708	$ 48,806
Net earnings	$ 66,492	$ 816	$ 54,605	$ 24,198
% of sales	11.1%	0.2%	11.9%	7.2%
Earnings per share (diluted)	$ 2.26	$ 0.03	$ 1.88	$ 1.01
Cash Flow				
Operating cash flow (b)	$ 93,489	$ 16,347	$ 65,899	$ 33,102
Changes in non-cash working capital balances	$ 84,612	$ (28,690)	$ (25,616)	$ (79,421)
Capital expenditures, net of disposals	$ (65,765)	$ (49,150)	$ 46,898	$ 25,146
Financial Position				
Total assets	$ 496,639	$ 476,651	$ 398,870	$ 291,117
Net assets	$ 411,409	$ 376,140	$ 338,776	$ 233,332
Net indebtedness	$ 50,210	$ 159,641	$ 94,488	$ 85,158
Shareholders' equity	$ 269,908	$ 198,853	$ 197,051	$ 140,655
Net indebtedness / total capitalization	15.7%	44.5%	32.4%	37.7%
Financial Ratios				
EBITDA margin	17.4%	6.0%	18.0%	14.6%
EBITDA interest coverage	7.9x	2.2x	8.1x	4.9x
Net earnings margin	11.1%	0.2%	11.9%	7.2%
Net earnings return on average equity	29.4%	0.4%	33.5%	28.1%

(a) Earnings before interest, taxes, depreciation and amortization.
(b) Cash flows from operating activities before net changes in non-cash working capital balances.
(c) Certain of the comparative figures have been reclassified in order to conform with the current year's presentation.





H. GREG
CHAMANDY

GLENN J.
CHAMANDY

message to **shareholders** shareholders

Fiscal 2002 was a very positive and successful year for Gildan, in which we accomplished all of the major objectives for the year that we had set for the Company.

Firstly, against the background of continuing uncertain overall economic conditions, we achieved over 30% growth in diluted EPS compared with fiscal 2001 (before special charges), a level of performance which significantly exceeded our original growth projections for the year. Our return on equity for fiscal 2002 was 29.4%. We believe we have re-established our momentum with the investor community as a company which can be relied upon to achieve or exceed the financial goals which we set and communicate.

Secondly, we continued to achieve strong market share penetration in all of our target markets. In the U.S. wholesale distributor market for imprinted sportswear, which is our largest market segment, and for which independent market data is available via the S.T.A.R.S. Report of ACNielsen Market Decisions, we consolidated our position as the No. 1 supplier of T-shirts. Our share in the September 2002 quarter was 28.0%, up from 25.8% in the fourth quarter of the previous year. We also continued to achieve excellent share increases with our newer product lines, in particular sport shirts, where our share increased to 15.0% in the fourth quarter of fiscal 2002 versus 8.8% in the fourth quarter of 2001. Our sales in Europe grew by 38.9% in the 2002 fiscal year, while we maintained our strong No. 1 position in Canada.

Thirdly, at the same time as achieving high top-line and bottom-line growth, we generated $111 million of positive free cash flow in fiscal 2002, after financing $66 million of capital expenditures. This performance reflected our strong operating earnings combined with our success in significantly improving both accounts receivable days' sales outstanding and inventory turns. We ended the 2002 fiscal year with a very strong balance sheet: $71 million of cash and cash equivalents and net debt/total capitalization of 16%, while the full amount of our $150 million bank credit facility was unutilized and available.

As always, our market growth and financial performance were underpinned by our unwavering commitment to being a vertically-integrated manufacturer and the global low-cost producer in our industry. We have continued to invest significant capital in new facilities with the latest state-of-the-art manufacturing equipment and technology. In particular, we have positioned ourselves for future growth with the successful start-up of our new integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras. We believe that this facility will have the lowest delivered cost structure for the North American activewear market against any global competition. Also, we are in the process of completing the modernization of our yarn-spinning facility at Long Sault, Ontario, which we acquired in 2001, and we are progressing with the upgrading of our second yarn-spinning facility in Montreal, which we acquired in June of 2002. These two low-cost, high technology integrated yarn-spinning facilities are expected to provide 100% of the commodity yarn requirements of Gildan's Canadian textile manufacturing facilities by the end of fiscal 2003.

Our combination of low manufacturing costs together with our reputation for product innovation and premium product quality is the key to the success and growth of the Gildan brand in the marketplace. Consequently, we believe that we are in an excellent position for the future. We are comfortable with our estimate of 15% to 20% EPS growth in fiscal 2003, and we are committed to sustaining this level of annual EPS growth rate over the longer term.

During the year, we will evaluate strategic opportunities for profitable investment of our surplus cash balances. We believe we have significant growth opportunities available based on capitalizing upon our core competency as a global low-cost manufacturer of premium quality basic circular knit apparel.

We have always sought to be proactive as a socially responsible manufacturer and employer in both North America as well as offshore, and we are pleased to have recently obtained WRAP (Worldwide Responsible Apparel Production) certification for all of our sewing plants in Honduras.

We remain committed to maintaining first-class standards of corporate governance. While we already measure up well against the current Toronto Stock Exchange corporate governance guidelines as well as the proposed new U.S. requirements, we are taking steps to further enhance the composition and independence of our Board. Consequently, we are pleased to submit the name of Gerald Ross, Dean of the McGill University Faculty of Management, for election to our Board of Directors.

In keeping with our commitment to keep the size of our Board small in order to maximize its efficient functioning as a decision–making body, Norman Steinberg has offered not to stand for re-election. Norman has made a significant contribution to Gildan's evolution as a public company and his contribution as a Board member over the past three and a half years has been greatly valued. Fortunately, we will continue to benefit from Norman's advice in his ongoing role as our legal advisor.

We wish to thank all of our more than 8,000 employees, as well as our network of Gildan distributors and customers in Canada, the United States and Europe, whose belief in and commitment to our company has been critical to our success. Also, we would like to extend our appreciation to all of our external Board members for their counsel and support.

We also thank all of you, our shareholders, for your ongoing support of Gildan. We once again give you our personal assurance that we are committed to continue delivering superior earnings growth and financial returns as we implement our business plans for the future. We will do so while at the same time building our reputation as a positive example and business leader in all of the communities in which we conduct our business.

(signed)   (signed)

H. Greg Chamandy   Glenn J. Chamandy

Chairman of the Board and   President and
Chief Executive Officer   Chief Operating Officer

leveraging our... sales and marketing talent

19%

SALES UP 19% OVER PREVIOUS YEAR



Michael Hoffman

"WE HAVE FURTHER REINFORCED OUR NO.1 POSITION
AS THE MARKET SHARE LEADER IN T-SHIRTS IN THE
U.S. AND CANADA."

"WE HAVE LEVERAGED OUR BRAND WITH OUR
SPORT SHIRT AND FLEECE PRODUCT-LINES, AND ARE BUILDING
MARKET SHARE IN THESE NEW SEGMENTS."

"WE HAVE GROWN RAPIDLY IN THE EUROPEAN
MARKET AND ARE WELL POSITIONED TO ACHIEVE FURTHER
SIGNIFICANT PENETRATION."





Garry Bell, Paul Parker, Gilles Léger,
Bill Newman and John Martin

5

manufacturing

leveraging our... talent



Edwin Tisch

$66M

$66 MILLION NEW CAPITAL INVESTMENT IN 2002

"OUR GOAL IS TO CONSTANTLY RENEW OUR COMPETITIVE EDGE THROUGH OUR ONGOING INVESTMENTS IN VERTICALLY-INTEGRATED MANUFACTURING."

"WE SET THE STANDARD FOR PREMIUM PRODUCT QUALITY AND PRODUCT INNOVATION."

"WE EXPECT TO ACHIEVE SIGNIFICANT FURTHER COST REDUCTIONS THROUGH OUR MAJOR CAPITAL INVESTMENTS IN OUR NEW HONDURAS TEXTILE FACILITY AND OUR YARN-SPINNING ACQUISITIONS."



   

Eduardo Facusse, Christian Langlois with Ghyslain Bouchard, Jose Maria Tainta Villanueva and Benito Masi

leveraging our... operations and corporate talent



Laurence Sellyn
and Gregg Thomassin

31%

3 1 % EPS GROWTH IN 2 0 0 2

"OUR FOCUS ON WORKING CAPITAL MANAGEMENT RESULTED IN $111 MILLION OF FREE CASH FLOW IN FISCAL 2002."

"WE HAVE MADE SIGNIFICANT INVESTMENTS IN INFORMATION TECHNOLOGY TO OPTIMIZE ALL ASPECTS OF OUR OPERATIONS."

"AS WE HAVE TRANSITIONED INTO A PUBLIC COMPANY WITH $1 BILLION MARKET CAPITALIZATION, WE HAVE COMPLEMENTED OUR ENTREPRENEURIAL CULTURE WITH A STRONG CORPORATE MANAGEMENT TEAM."



Graham Sutherland with François Ramsay and Normand Sabourin,
David Cherry, Kevin Daugherty with Georges Sam Yu Sum,
David Esones with Mackie Vadacchino and Gaétane Wagner,
François Arbique

management's discussion and analysis
of financial condition and results of operations

The Company's Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The information below should be read in conjunction with the Consolidated Financial Statements. Certain figures previously reported have been reclassified to conform to the basis of presentation adopted for the current year. All amounts in this report are in Canadian dollars, unless otherwise stated.

Year Ended September 29, 2002 compared with Year Ended September 30, 2001

Basis of Comparison

In order to obtain a better understanding of our current year's performance, the Company believes that the basis of comparison for fiscal 2001 should be pro forma results for the prior year before a number of unusual items and other adjustments which totalled $49.5 million net of tax. These unusual items and other adjustments were detailed in the management's discussion and analysis last year and directly affected a number of items in our financial statements including gross margins, selling, general and administration (SG&A) and depreciation and amortization expenses. Accordingly, in our discussion we refer to pro forma comparisons for fiscal 2001, as set out in the table below:

(000's)	fiscal 2001 Audited	fiscal 2001 Pro Forma
Gross Margin	$ 106,300	$ 139,767
Gross Margin %	21.1%	27.5%
SG&A	76,075	53,888
Depreciation & Amortization	16,209	15,430
Net Income	$ 816	$ 50,328
Diluted EPS	$ 0.03	$ 1.72



Sales (In millions of dollars)

334.2 — 1999
459.2 — 2000
504.9 — 2001
600.7 — **2002**

Sales

Sales for fiscal 2002 reached $600.7 million, up 19.0% from $504.9 million in fiscal 2001. Unit sales increased by 19.2% over fiscal 2001 to 19.4 million dozens. Gildan has further reinforced its number one market share position in the overall T-shirt category in the United States since the fourth quarter of fiscal 2001.

U.S. industry shipments of T-shirts from distributors to screen-printers increased by 0.4%, sport shirt shipments declined by 9.9% while fleece shipments increased by 0.3% for the first nine months of calendar 2002. The sport shirt category continues to be weak due to the downturn in corporate promotional activity. During the same period, sales of Gildan T-shirts by distributors grew by 16.3% while sales of Gildan sport shirts and fleece products grew by 37.8% and 15.5% respectively. This strong growth of Gildan products is the result of continued market share penetration. The Company has also continued to expand its direct to screen-printer business in fiscal 2002.

Comparison of Industry Growth vs. Gildan Growth - based on Unit Sales



Source for all U.S. market share data: S.T.A.R.S. Report, ACNielsen Market Decisions.
All data is for nine months ended September 30, 2002

The Company has continued to expand its European business where it achieved a 37.0% increase in unit volume over the prior year. The Company has maintained its leading market share position in Canada.

The sport shirt and fleece categories represented 16.5% of total sales in fiscal 2002 compared to 11.7% in fiscal 2001. Favourable product mix offset unit selling price reductions, and resulted in the Company maintaining its overall average selling price.

The Company is pursuing its business plan with a continuing focus on sales growth and projects further market share penetration in all of its target markets. On this basis, the Company expects to have revenues of approximately $660 million in fiscal 2003.

Percentage of Total Sales



Gross Margin

Gross margins were 28.1% for fiscal 2002 compared to 27.5% last year. The increase in gross margin was due to the impact of lower overall cotton costs, further manufacturing efficiencies and favourable product mix, which more than offset lower selling prices.

The Company's manufacturing plan is focused on continuing to lower its manufacturing costs and to increase capacity to support sales growth. The Company has reduced manufacturing costs in part through vertical integration into yarn-spinning. In fiscal 2001, the Company acquired its first spinning facility in Long Sault, Ontario and has invested in modernizing this facility to increase capacity and reduce costs. In fiscal 2002, the Company acquired its second spinning facility in Montreal. These two facilities will provide the Canadian textile operations virtually all of its commodity yarn requirements by the end of fiscal 2003.



Gross Margin - %

25.8 | 28.5 | 27.5 | 28.1
1999 | 2000 | 2001 | **2002**

As well, in the fourth quarter of fiscal 2002, the Company successfully commenced operations of a world-class, greenfield integrated knitting, dyeing, bleaching and cutting facility in Rio Nance, Honduras. By the end of fiscal 2002, this facility had an annualized capacity of 5 million dozen T-shirts per year. Production costs currently being achieved are lower than the Company's expectations, and we are confident that this facility will continue to achieve further significant reductions in production costs as capacity is increased.

The Company will also benefit from the reduction of duty costs and lower transportation costs as a result of increasing production at the Rio Nance facility.

Selling, General and Administration

Selling, general and administration expenses were $63.9 million or 10.6% of sales for fiscal 2002 compared to $53.9 million or 10.7% of sales for fiscal 2001. The most significant increase in expenses over the prior year relates to the Company's performance-based incentive program. The Company exceeded its target for return on net assets in the current year, in contrast to fiscal 2001 where targets were not achieved and no bonuses were paid out. The remainder of the increase in expenses over the prior year is the result of higher variable selling and distribution expenses combined with investments in infrastructure required to meet the Company's growth plans.



S, G & A
Percentage of Sales

11.2 | 10.5 | 10.7 | 10.6
1999 | 2000 | 2001 | **2002**

Depreciation and Interest Expense

Depreciation expense was $17.6 million in fiscal 2002 compared to $15.4 million in fiscal 2001. The increase in depreciation expense reflects the Company's investment in capital expenditures incurred to provide for the long-term sales growth and increased vertical integration.

Interest expense for fiscal 2002 was $13.3 million, slightly lower than in fiscal 2001. The decrease in interest expense was due to reduction in borrowing levels as a result of the Company's success in generating cash flow and working capital during the course of the fiscal year.

Income taxes

The Company's international sales structure implemented in fiscal 1999 results in the income from international sales carrying tax at relatively low levels. The Company's effective tax rate in fiscal 2002 was 9.9% compared to 11.4% in fiscal 2001 before unusual items and other adjustments. The Company expects the effective tax rate to continue to decline in fiscal 2003 as sales continue to grow in our international division and are increasingly sourced from the Honduran textile facility.

Earnings

Net earnings for fiscal 2002 were $66.5 million or $2.26 per diluted share compared to $50.3 million or $1.72 per diluted share in fiscal 2001. The 32.2% increase in earnings is the result of the 19.0% increase in sales at higher margins partially offset by higher selling, general and administration expenses and higher depreciation expense.



2000 & 1999 – Before debt prepayment charge in each year

The Canadian Institute of Chartered Accountants has issued a new standard for the accounting of stock-based compensation affecting fiscal years commencing on or after January 1, 2002. Accordingly, the Company will adopt this new standard on a prospective basis commencing in fiscal 2003. The Company has calculated the pro-forma impact on earnings for the year ended September 29, 2002 for stock-based awards granted in this fiscal year to be approximately $0.3 million or $0.01 per diluted share.

The Company currently expects its earnings range to be $2.60 to $2.70 per diluted share in fiscal 2003 based on sales of approximately $660 million.

Balance Sheet

Accounts receivable decreased by $37.8 million to $87.7 million at September 29, 2002 compared to $125.5 million at September 30, 2001. The reduction in trade accounts receivable was due to stronger cash collections in the current year, resulting in days' sales outstanding of 44 days at September 29, 2002, compared to 92 days at the end of fiscal 2001. Inventories decreased by $65.4 million to $113.0 million at September 29, 2002, compared to $178.4 million at the end of fiscal 2001. Days of finished goods on hand were 112 days at September 29, 2002 compared to 157 days at September 30, 2001.

In fiscal 2002, the Company invested $65.8 million in fixed assets net of disposals. These investments have allowed the Company to further vertically integrate our manufacturing process as well as add



Accounts Receivable and Inventory vs. Sales Trend

In millions of dollars

new low-cost knitting, dyeing, bleaching, cutting and finishing capacity. In the current year, the Company invested in the expansion and modernization of the Long Sault Spinning facility purchased in fiscal 2001. This modernization will be completed in fiscal 2003. The Company also invested in the purchase of a second yarn-spinning facility in Montreal in fiscal 2002 and will complete the modernization of this facility in fiscal 2003. These two facilities will supply virtually all of the commodity yarn required for the Canadian textile operations by the end of fiscal 2003.



Fixed Assets by Geography

2002

59% Canada

25% Caribbean basin & Central America

12% United States

4% Mexico

2001

61% Canada

18% Caribbean basin & Central America

17% United States

4% Mexico

The Company also invested in an integrated knitting, dyeing, bleaching and cutting facility in Rio Nance, Honduras. In fiscal 2003, the Company will continue to invest in equipment for this facility to further increase its capacity.

In fiscal 2001, the Company invested $49.1 million in fixed assets, net of disposals, principally for the completion of its U.S. distribution centre, a sewing plant in Mexico, the purchase of the Long Sault, Ontario spinning facility and to begin construction of the textile facility in Rio Nance, Honduras.

Total assets at the end of fiscal 2002 were $496.6 million compared to $476.7 million at the end of fiscal 2001, an increase of 4.2%. Working capital was $188.8 million at September 29, 2002 compared to $208.1 million at September 30, 2001. The current ratio at September 29, 2002 was 3.1:1 compared to 2.9:1 at the end of fiscal 2001.

Financing and Cash Resources

Cash flows from operating activities were $178.1 million in fiscal 2002 compared to a use of cash of $12.3 million in fiscal 2001. The significant improvement was the result of higher net earnings combined with the generation of $84.6 million of cash from working capital activities in fiscal 2002, compared to a use of cash of $28.7 million in fiscal 2001. The reduction of working capital was the result of a significant improvement in inventory turnover combined with a reduction in days' sales outstanding. Free cash flow (cash flows from operations less cash used in investing activities) amounted to $110.9 million in fiscal 2002 compared to a use of cash of $61.6 million last year.

At September 29, 2002, none of the Company's revolving facility was utilized. In addition, the Company had cash and cash equivalents of $70.9 million. At September 30, 2001, $35.1 million of the Company's $145.0 million revolving bank facility was being utilized. On July 11, 2002, the Company negotiated a new secured revolving credit facility of $150.0 million with a three-year term, to provide greater flexibility for its future growth.

Management expects that cash flows from its operating earnings, together with its year-end cash balances and its unutilized bank facilities, will be sufficient to meet any foreseeable cash needs for fiscal 2003. The Company expects to continue to generate free cash flow in fiscal 2003.

In the past, the Company has not paid a dividend in order to conserve cash to finance its ongoing growth and expansion. The payment of dividends is reviewed periodically by the Board of Directors.

The Company has obtained approval from the Toronto Stock Exchange to make a normal course issue bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares. This represents less than 1% of the total Class A shares issued and outstanding at November 30, 2002.

Business Risk

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, changes in cotton prices and currency fluctuations. However, the Company does not currently foresee any changes that cannot be addressed or that are likely to significantly impair the outlook and subsequently the achievement of the business plan.

International Trade Legislation Risk

The textile and apparel industries in both Canada and the United States have historically received a relatively higher degree of international trade protection than some other industries. However, this protection is diminishing as a result of the implementation of trade agreements reached in the last ten years. The ultimate effect of the changes in quotas, duties and tariffs on our business is uncertain.

In 1995, the Agreement on Textiles and Clothing came into effect requiring importing countries, including Canada, the United States and Western Europe, to eliminate quotas on imports of textiles and apparel from exporting countries by 2005. This could result in increased competition from developing countries which historically have lower labour costs than in North America. This agreement only applies to countries that are members of the World Trade Organization. Pursuant to this agreement, none of our products are currently subject to quotas in the United States.

The United States recently enacted the Trade and Development Act of 2000. This legislation provides for duty relief for goods entering the United States which have been sewn in certain Caribbean basin and Sub-Saharan African Nations, provided that such goods are made from fabric that was formed in the United States from yarn which was spun in the United States.

The Company's manufacturing plan is designed to position Gildan to take advantage of international trade leberalization as outlined above.

Taxation Risk

The Company's sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by the legislation under current domestic laws as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.

It should be noted that any unanticipated changes to either current domestic law in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, may potentially impact the effective tax rate of the Company.

Price of Cotton Risk

The price of cotton has fluctuated substantially over the past several years due to price volatility in the cotton industry. We generally enter into future contracts to cover the price of our anticipated cotton requirements for each fiscal year. Because we enter into these agreements for our cotton requirements, we may not be able to benefit from price decreases which might occur during the given fiscal year. Additionally, in the event that we have not provided for sufficient future contracts, we are not protected against price increases.

Foreign Currency Fluctuations Risk

The Company operates as an international business and its financial results are exposed to the effects of changes in financial markets and economic conditions. The functional and reporting currency is the Canadian dollar. A large proportion of revenues and expenses are denominated in non-Canadian currencies and consequently the Company is subject to the effect of movements in relevant Canadian dollar exchange rates.

The Company enters into forward contracts as it deems appropriate to hedge some or all of its anticipated net currency exposures. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the hedged exposure is recognized. At September 29, 2002, there were no US dollar hedging arrangements outstanding.

Year ended September 30, 2001 compared with year ended October 1, 2000

Sales for fiscal 2001 increased by 10.0% to $504.9 million, compared with $459.2 million in fiscal 2000, due to further market share penetration in existing markets in Canada and the United States, as well as expansion into Europe. The Company achieved the No. 1 market share position in the 100% cotton T-shirt segment in the United States in the second quarter of fiscal 2001. Gross margins declined from 28.5% in fiscal 2000 to 27.5% in fiscal 2001, primarily due to a decline in average selling prices due to a more competitive environment combined with an unfavourable product mix in the T-shirt category. Selling, general and administrative expenses were $53.9 million or 10.7% of sales in fiscal 2001 compared to $48.3 million or 10.5% of sales in fiscal 2000. The increase is the result of higher variable selling and distribution expenses combined with an increase in infrastructure. Net income was $50.3 million or $1.72 per diluted share in fiscal 2001 compared to $56.2 million or $1.94 per share in fiscal 2000, before the debt prepayment charge. The decline in net earnings was due to higher interest and depreciation charges in fiscal 2001.

Forward-Looking Statements

Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors for the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised of non-management directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

(signed)

H. Greg Chamandy
Chairman of the Board
and Chief Executive Officer
November 27, 2002

(signed)

Laurence G. Sellyn
Executive Vice-President, Finance
and Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Gildan Activewear Inc. as at September 29, 2002 and September 30, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years ended September 29, 2002, September 30, 2001 and October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 29, 2002 and September 30, 2001 and the results of its operations and its cash flows for the years ended September 29, 2002, September 30, 2001 and October 1, 2000 in accordance with Canadian generally accepted accounting principles.

(signed)

KPMG LLP
Chartered Accountants
Montreal, Canada
November 27, 2002

Consolidated
Financial Statements

CONSOLIDATED BALANCE SHEETS

September 29, 2002 and September 30, 2001

(In Canadian dollars)

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 70,905,497	$ –
Accounts receivable	87,746,113	125,525,468
Inventories	112,970,468	178,350,875
Prepaid expenses and deposits	3,656,987	4,265,223
Future income taxes (note 8)	5,028,000	6,915,000
	280,307,065	315,056,566
Fixed assets (note 2)	209,247,348	153,571,566
Future income taxes (note 8)	–	1,081,000
Other assets (note 3)	7,084,926	6,941,740
	$ 496,639,339	$ 476,650,872
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 82,167,747	$ 98,199,045
Income taxes payable	3,063,050	2,312,168
Current portion of long-term debt (note 4)	6,249,039	6,415,790
	91,479,836	106,927,003
Long-term debt (note 4)	114,866,404	153,224,648
Future income taxes (note 8)	20,385,000	17,646,000
Shareholders' equity:		
Share capital (note 5)	104,924,975	100,361,637
Contributed surplus	322,866	322,866
Retained earnings	164,660,258	98,168,718
	269,908,099	198,853,221
Commitments and contingent liabilities (note 7)		
	$ 496,639,339	$ 476,650,872

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(signed)

H. Greg Chamandy
Director

(signed)

Robert M. Baylis
Director

Consolidated Statements of Earnings

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Sales	$ 600,660,380	$ 504,867,353	$ 459,208,329
Cost of sales (note 9)	431,996,459	398,566,740	328,191,271
Gross profit	168,663,921	106,300,613	131,017,058
Selling, general and administrative expenses (note 9)	63,926,673	76,074,745	48,309,004
Earnings before the undernoted items	104,737,248	30,225,868	82,708,054
Depreciation and amortization (note 9)	17,591,885	16,208,560	9,380,214
Interest (note 4)	13,341,823	13,628,350	10,233,019
Debt prepayment charge (note 4)	–	–	2,344,682
	30,933,708	29,836,910	21,957,915
Earnings before income taxes	73,803,540	388,958	60,750,139
Income taxes (recovery) (note 8)	7,312,000	(427,000)	6,145,000
Net earnings	$ 66,491,540	$ 815,958	$ 54,605,139
Earnings per share: (note 10)			
Basic	$ 2.33	$ 0.03	$ 1.97
Diluted	2.26	0.03	1.88

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Retained earnings, beginning of year	$ 98,168,718	$ 97,352,760	$ 42,747,621
Net earnings	66,491,540	815,958	54,605,139
Retained earnings, end of year	$ 164,660,258	$ 98,168,718	$ 97,352,760

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

	2002	2001	2000
Cash and cash equivalents, beginning of year	$ –	$ 33,492,381	$ –
Cash flows from operating activities:			
Net earnings	66,491,540	815,958	54,605,139
Adjustments for:			
Depreciation and amortization	17,591,885	16,208,560	9,380,214
Future income taxes	5,013,000	(268,000)	4,279,000
Loss (gain) on disposal of fixed assets	949,092	7,534	(66,373)
Foreign exchange loss (gain)	3,443,038	(416,640)	(2,299,110)
Net changes in non-cash working capital balances:			
Accounts receivable	38,170,839	(13,129,676)	(4,250,638)
Inventories	65,380,407	(56,636,049)	(23,036,446)
Prepaid expenses and deposits	599,018	(225,444)	(1,637,740)
Accounts payable and accrued liabilities	(21,026,308)	39,545,292	5,334,171
Income taxes payable	1,488,272	1,755,409	(2,024,976)
	178,100,783	(12,343,056)	40,283,241
Cash flows from financing activities:			
(Decrease) increase in revolving bank loan	(35,083,026)	35,083,026	(10,340,350)
Repayment of capital leases	(5,119,718)	(5,164,290)	(4,934,576)
Increase in other long-term debt	2,974,000	–	104,839,000
Repayment of other long-term debt	(6,433,817)	(2,209,780)	(46,935,717)
Issue of common shares, net	4,563,338	986,726	1,790,789
Increase in deferred financing charges	(1,086,020)	(405,514)	(1,935,983)
	(40,185,243)	28,290,168	42,483,163
Cash flows from investing activities:			
Decrease in loans	150,000	150,000	150,000
Purchase of fixed assets, net of disposals	(65,764,900)	(49,149,541)	(46,897,766)
Decrease (increase) in advances	–	259,153	(452,004)
Increase in other assets	(1,545,301)	(542,352)	(2,322,444)
	(67,160,201)	(49,282,740)	(49,522,214)
Effect of exchange rate changes on cash and cash equivalents	150,158	(156,753)	248,191
Cash and cash equivalents, end of year	$ 70,905,497	$ –	$ 33,492,381

Supplemental disclosure of cash flow information (note 14)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended September 29, 2002, September 30, 2001 and October 1, 2000
(In Canadian dollars)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act.
Its principal business activity is the manufacture and sale of activewear apparel. The Company's fiscal year
ends on the first Sunday following September 28. All references to 2002, 2001 and 2000 represent the fiscal
years ended September 29, 2002, September 30, 2001 and October 1, 2000.

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance
with accounting principles generally accepted in Canada. These principles conform, in all material respects,
with accounting principles generally accepted in the United States, except as described in note 16. The principal
accounting policies of the Company are summarized as follows:

(a) Principles of consolidation:
The accompanying consolidated financial statements include the accounts of the Company and its
subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less when acquired to be
cash equivalents.

(c) Inventories:
Inventories are stated at the lower of cost and market value. Cost is established based on the first-in,
first-out method. Market value is defined as replacement cost for raw materials and net realizable value
for work in process and finished goods.

(d) Fixed assets:
Fixed assets are recorded at cost. Depreciation and amortization are calculated on a straight-line basis
at the following annual rates:

Asset	Rate
Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%
Equipment under capital leases	5% to 25%

(e) Deferred charges:
The costs of obtaining long-term financing are deferred and amortized on a straight-line basis over the
term of the related debt, ranging over a period of 3 to 7 years. Plant start-up costs are deferred and
amortized over 2 years. The amortization of these charges is included in depreciation and amortization.

(f) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires
management to make estimates and assumptions that affect the reported amounts of assets and liabilities
and disclosure of contingent assets and liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Foreign exchange:
Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange
at the balance sheet date. Other balance sheet items denominated in foreign currencies are translated at
the rates prevailing at the respective transaction dates. Income and expenses denominated in foreign
currencies are translated at average rates prevailing during the year. Gains or losses on foreign exchange
are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations and their accounts have
been translated using the temporal method with translation gains and losses included in the consolidated
statements of earnings.

1. SIGNIFICANT ACCOUNTING POLICIES: (continued)

(g) Foreign exchange: (continued)

In November 2001, the Canadian Institute of Chartered Accountants ("CICA") issued revisions to Handbook Section 1650 "Foreign Currency Translation". The new recommendations eliminate the deferral and amortization of unrealized foreign currency translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The new recommendations also require the disclosure of foreign exchange gains (losses) included in the consolidated statements of earnings which, for fiscal 2002, amounted to $(968,633) (2001 - ($1,906,216); 2000 - $2,750,207). The change was adopted retroactively. There is no impact on the Company's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

(h) Revenue recognition:

Sales are recognized upon shipment of products to customers since title passes upon shipment. At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs which relate to prior sales are recorded at the time the new program is introduced.

(i) Financial instruments:

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts and cross-currency swap and cross-currency interest rate swap arrangements to manage risks related to fluctuations in exchange rates and interest rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities of no longer than twelve months. Gains and losses on forward foreign exchange contracts are recognized through income and generally offset transaction losses or gains on the foreign currency cash flows, which they are intended to hedge. Gains and losses on swap arrangements are recognized and charged to income on a basis that corresponds with changes in the related underlying item.

(j) Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantially enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

(k) Stock-based compensation plans:

In December 2001, the CICA issued Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations, which are effective for fiscal years beginning on or after January 1, 2002, require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when such stock-based compensation awards are issued to employees.

The Company has employee share purchase plans and a stock option plan which are described in notes 5 and 6 respectively. No compensation expense is recognized under the stock-based compensation plans. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

The Company will be adopting these recommendations prospectively starting in the first quarter of fiscal 2003. The new standards will require that the Company disclose the pro forma effect of accounting for all stock-based awards granted following adoption of the standard using the fair value-based method. In the first year of application, comparative disclosures need not be provided for prior years.

(l) Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios are expensed as incurred. The Company does not provide its employees with post-retirement defined benefit pensions, health, insurance and other benefits.

1. SIGNIFICANT ACCOUNTING POLICIES: (continued)

(m) Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner except the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive. The number of additional shares is calculated by assuming that outstanding options are exercised and that the proceeds from such exercises are used to repurchase common shares at the average share price for the period.

(n) Research and investment tax credits and government grants:

Research and investment tax credits and government grants are recorded as a reduction of the related expense or the cost of the assets acquired. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

2. FIXED ASSETS:

	Cost	Accumulated depreciation & amortization	2002 Net book value
Land	$ 15,154,082	$ –	$ 15,154,082
Buildings and improvements	64,899,283	5,869,949	59,029,334
Equipment	150,127,748	33,010,768	117,116,980
Equipment under capital leases	28,329,528	10,382,576	17,946,952
	$ 258,510,641	$ 49,263,293	$ 209,247,348

	Cost	Accumulated depreciation & amortization	2001 Net book value
Land	$ 13,938,449	$ –	$ 13,938,449
Buildings and improvements	42,990,460	4,086,042	38,904,418
Equipment	97,179,841	25,183,783	71,996,058
Equipment under capital leases	27,966,675	8,225,379	19,741,296
Construction in progress	8,991,345	–	8,991,345
	$ 191,066,770	$ 37,495,204	$ 153,571,566

Depreciation expense in fiscal 2002 was $15,297,250 (2001 - $13,265,489; 2000 - $8,294,238).

During fiscal 2002, fixed assets were acquired at an aggregate cost of $74,526,963 (2001 - $55,908,925; 2000 - $48,917,442), $1,024,508 of which were acquired by means of capital leases (2001 - $88,928; 2000 - nil).

3. OTHER ASSETS:

	2002	2001
Loans to directors and officers (note 11)	$ 900,000	$ 1,050,000
Deferred charges, net of accumulated amortization	2,722,500	2,932,454
Prepaid equipment rental	940,651	1,089,741
Deposits	1,157,775	366,145
Cross-currency swap	1,164,000	1,207,500
Other	200,000	295,900
	$ 7,084,926	$ 6,941,740

4. LONG-TERM DEBT:

	2002	2001
Secured:		
Senior notes (US$70,000,000)	$ 110,271,000	$ 106,173,000
Revolving bank loan	–	35,083,026
Obligations under capital leases, bearing interest at rates varying from 5.21% to 16.08%, maturing at various dates through 2005	7,026,062	11,067,506
Term loans, bearing interest at rates from 7.58% to 8.15%, maturing at various dates through 2004	687,951	6,901,131
	117,985,013	159,224,663
Current portion of secured debt	5,570,277	6,300,015
	$ 112,414,736	$ 152,924,648
Unsecured:		
Term loans, bearing interest at rates up to 6% per annum, maturing at various dates through 2008	$ 3,130,430	$ 415,775
Current portion of unsecured debt	678,762	115,775
	$ 2,451,668	$ 300,000
Total unsecured and secured long-term debt	$ 114,866,404	$ 153,224,648

Included in interest expense is an amount of $13,439,948 (2001 - $13,720,931; 2000 - $10,008,673) of interest on long-term debt.

The senior notes are repayable in four equal annual installments commencing in June 2004, bear interest at 9.51% on US$55,000,000 and 9.88% on US$15,000,000 and are secured by tangible and intangible property of the Company.

During fiscal 2000, the foreign currency risk associated with the senior notes was fully hedged through the use of a cross-currency interest rate swap arrangement under which the Company had fixed repayments on the senior notes of US$70,000,000 into CDN$104,839,000. All quarterly interest payments relating to this debt were converted to Canadian dollars to yield an effective interest rate of 8.705% on $82,373,500 and 9.1% on $22,465,500 for the term of the debt, for a composite rate of 8.79% for fiscal 2000.

4. LONG-TERM DEBT: (continued)

During fiscal 2001, the Company cancelled US$55 million of the cross-currency interest rate swap arrangement. A gain of approximately $1.6 million was realized on the cancellation of the swap arrangement which amount is being deferred and amortized over the term of the senior notes. As at September 29, 2002, approximately $1.0 million (2001 - $1.3 million) of the gain remains deferred on the consolidated balance sheet in accounts payable and accrued liabilities. The combined effective interest rate on the senior notes for fiscal 2002 was 9.43% (2001 was 9.42%) excluding the effect of the amortization of the gain realized on the cancellation of the swap.

The Company has a revolving term credit facility for a maximum of $150,000,000 or the equivalent amount thereof in US dollars which matures in July 2005. The facility is secured by a first ranking moveable hypothec and security interest on the majority of the Company's accounts receivable, inventories, intangible assets, equipment and tangible moveable assets. There was no balance outstanding under this facility at September 29, 2002. The effective interest rate at September 30, 2001 was 6.88% on US dollar denominated loans and 5.63% on Canadian dollar denominated loans under this facility.

During fiscal 2000, the Company used the proceeds of its issue of senior notes to repay its unsecured debentures and all of the outstanding indebtedness under its revolving bank facility. A prepayment penalty and the write-off of the unamortized deferred financing costs related to these loans, totalling $2,344,682, were expensed as a debt prepayment charge in the consolidated statement of earnings.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at September 29, 2002 and September 30, 2001.

Principal payments due on long-term debt, other than obligations under capital leases, are as follows:

Fiscal year

2003	$ 1,290,280
2004	28,243,399
2005	28,213,393
2006	28,218,133
2007	28,074,176
Thereafter	50,000
	$ 114,089,381

Future minimum lease payments under capital leases are as follows:

Fiscal year

2003	$ 5,247,143
2004	2,153,096
2005	47,828
Total minimum lease payments	7,448,067
Less imputed interest	422,005
	$ 7,026,062

Notes to Consolidated Financial Statements (continued)

5. Share capital:

	2002 Shares	2002 Book value	2001 Shares	2001 Book value
Authorized without limit as to number and without par value:				
First preferred shares, issuable in series, non-voting				
Second preferred shares, issuable in series, non-voting				
Class A subordinate voting shares, participating, one vote per share				
Class B multiple voting shares, participating, eight votes per share				
Issued and outstanding:				
Class A subordinate voting shares:				
Total outstanding, beginning of year	22,095,460	$ 95,278,241	21,942,952	$ 94,291,515
Shares issued under employee share purchase plan	8,096	181,721	2,376	60,310
Shares issued pursuant to exercise of stock options	723,408	4,381,617	150,132	926,416
Total outstanding, end of year	22,826,964	99,841,579	22,095,460	95,278,241
Class B multiple voting shares	6,094,000	5,083,396	6,094,000	5,083,396
	28,920,964	$104,924,975	28,189,460	$100,361,637

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase, from treasury, Class A subordinate voting shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 700,000 Class A subordinate voting shares for issuance under the plans.

6. Stock option plan:

The Company has established a stock option plan (the "Plan"). Under the Plan, the Company may grant options to purchase Class A subordinate voting shares at the then current market price to officers, other key employees and directors of the Company. Options vest ratably over a two to four-year period from the date of grant and expire no more than ten years after the date of grant. The Plan provides that the number of Class A subordinate voting shares reserved for issuance upon the exercise of options granted thereunder shall not exceed 2,768,888 shares.

Changes in outstanding options were as follows:

	Number	Weighted average price
Options outstanding, October 1, 2000	1,647,236	$ 7.66
Granted	596,540	27.61
Exercised	150,132	6.17
Options outstanding, September 30, 2001	2,093,644	13.45
Granted	163,552	19.68
Exercised	723,408	6.06
Cancelled	104,834	11.24
Options outstanding, September 29, 2002	**1,428,954**	**$ 18.07**

6. STOCK OPTION PLAN: (continued)

The following table summarizes information about stock options outstanding and exercisable at September 29, 2002:

Range of exercise prices	Number	Options outstanding Weighted average exercise price	Weighted average remaining contractual life (yrs)	Number	Options exercisable Weighted average exercise price
$ 5.15 - $ 5.75	323,032	$ 5.27	5.85	245,701	$ 5.18
$ 6.63 - $ 9.75	189,521	8.47	6.60	56,782	9.35
$14.38 - $19.70	228,032	16.70	8.28	25,500	14.38
$20.00 - $25.68	408,569	24.44	8.25	19,257	24.05
$27.00 - $35.12	279,800	31.17	8.43	5,000	27.90
	1,428,954	$ 18.07	7.53	352,240	$ 7.87

7. COMMITMENTS AND CONTINGENT LIABILITIES:

(a) The minimum annual lease payments under operating leases are approximately as follows:

Fiscal year

2003	$ 4,369,000
2004	2,158,000
2005	1,787,000
2006	1,573,000
2007	1,269,000
Thereafter	3,314,000
	$ 14,470,000

(b) As at September 29, 2002, there were contractual obligations outstanding of approximately $10,388,000 for the acquisition of fixed assets (2001 - $17,059,000).

(c) The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

8. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2002	2001	2000
Combined basic Canadian federal and provincial income taxes	$ 25,979,000	$ 149,000	$ 23,262,000
Increase (decrease) in income taxes resulting from:			
Manufacturing and processing credit	(195,000)	821,000	(686,000)
Effect of different tax rates on earnings of foreign subsidiaries	(22,639,000)	(4,861,000)	(18,982,000)
Effect of non-deductible expenses and other	4,167,000	3,464,000	2,551,000
	$ 7,312,000	(427,000)	$ 6,145,000

8. INCOME TAXES: (continued)

The components of income tax expense (recovery) are as follows:

	2002	2001	2000
Current income taxes	$ 2,299,000	$ (159,000)	$ 1,866,000
Future income taxes	5,013,000	(268,000)	4,279,000
	$ 7,312,000	$ (427,000)	$ 6,145,000

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax position are as follows:

	2002	2001
Future income tax assets:		
Share issue costs and other	$ 1,412,000	$ 2,039,000
Inventory	2,427,000	3,661,000
Reserves and accruals	1,189,000	2,296,000
	5,028,000	7,996,000
Future income tax liabilities:		
Fixed assets and other	20,385,000	17,646,000
Net future income tax liability	$ 15,357,000	$ 9,650,000

Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.

9. UNUSUAL ITEMS:

The following unusual costs were incurred in fiscal 2001 and are included in the consolidated statement of earnings:

	2001
Charged to:	
Cost of sales:	
Cotton contract loss (a)	$ 14,308,667
Restructuring costs (b)	3,582,617
	$ 17,891,284
Selling, general and administration:	
Abandoned acquisition related costs (c)	$ 15,014,936
Restructuring costs (b)	2,996,000
	$ 18,010,936
Depreciation and amortization:	
Restructuring costs (b)	$ 779,470
Total	$ 36,681,690

(a) The Company recorded a provision for losses which are expected to arise from commitments for the future purchase of raw materials at substantially higher than current market prices.

(b) The Company relocated its distribution center and closed various manufacturing facilities in order to consolidate them into other lower cost operations. The costs incurred consisted mainly of lease costs, severance payments and the write-off of deferred start-up costs. As at September 29, 2002, the remaining provision, amounting to $2.0 million (2001 - $2.8 million), relates to future obligations under leased premises and is included in accounts payable and accrued liabilities on the consolidated balance sheets.

9. UNUSUAL ITEMS: (continued)

(c) The Company incurred direct costs related to a proposed business acquisition which was not completed. Accordingly, the costs were expensed in the year. In addition, an action was filed by the target company against the Company alleging possession and use of confidential information by a former employee of the plaintiff who was in the employ of the Company. In October 2001, the Company and plaintiff agreed to an amicable out-of-court settlement of all outstanding issues in this matter. The litigation settlement and legal costs incurred by the Company to defend the lawsuit were charged to income in fiscal 2001.

10. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	2002	2001	2000
Earnings per share:			
Basic weighted average number of common shares outstanding	28,491,495	28,145,989	27,762,471
Basic earnings per share	$ 2.33	$ 0.03	$ 1.97
Diluted earnings per share:			
Basic weighted average number of common shares outstanding	28,491,495	28,145,989	27,762,471
Plus impact of stock options	870,060	1,080,384	1,263,296
Diluted common shares	29,361,555	29,226,373	29,025,767
Diluted earnings per share	$ 2.26	$ 0.03	$ 1.88

Excluded from the above calculation are 144,800 (2001 - 645,120) stock options ranging in prices from $34.58 to $35.12 (2001 - $20.00 to $34.58) which were deemed to be antidilutive because the exercise prices were greater than the average market price of the common shares. All options outstanding for fiscal 2000 were dilutive.

11. RELATED PARTY TRANSACTIONS:

The loans to directors and officers (see note 3) are non-interest bearing and the balance is repayable in seven equal and consecutive annual installments of $150,000.

During fiscal 2001, in conjunction with a reorganization of Harco Holdings Ltd., the Company acquired the property at which the Company's principal knitting facility and executive offices are located. The land and building had a market value of approximately $6.8 million. As part of the consideration, the Company assumed the mortgage on the building, amounting to approximately $2.8 million at the time of the transaction. The balance of the proceeds, amounting to approximately $4.0 million, was utilized to discharge the full amount of the Harco Holdings Ltd. indebtedness to the Company. Prior to the purchase of the land and building, the Company had a rental agreement with Harco Holdings Ltd.

The Company had the following related party transactions:

	2002	2001	2000
Interest income	$ –	$ 25,847	$ 137,004
Rent expense	–	123,656	741,938

The Company paid $475,108, $1,170,061 and $194,395 for fiscal years 2002, 2001 and 2000 respectively primarily to a firm connected with an outside director of the Company for professional services rendered. The amounts paid for fiscal 2001 related to legal fees incurred in conjunction with the proposed acquisition, related lawsuit and general legal advice. The Company believes that such remuneration was based on normal terms for business transactions between unrelated parties.

12. FINANCIAL INSTRUMENTS:

(a) Foreign currency risk management:

A substantial portion of the Company's sales are denominated in US dollars. The Company used the revenue stream in US dollars as a natural hedge against purchases of fixed assets and expenses denominated in US dollars. From time to time, the Company also uses forward foreign exchange contracts and cross-currency swap arrangements to hedge its foreign exchange exposure on cash flows related to payables, accounts receivable and cash in US dollars, pounds sterling and Euros. In addition, the Company uses a cross-currency interest rate swap to hedge a portion of its foreign currency denominated long-term debt against fluctuations in exchange rates.

During fiscal 2001, the Company designated US$55 million of its accounts receivable denominated in US dollars as a hedge against the exchange risk related to a corresponding amount of long-term debt. Accordingly, exchange gains or losses from the designated accounts receivable were offset against the exchange gains or losses on conversion of US$55 million of long-term debt. The designation of the accounts receivable as a hedge was terminated with the adoption of the new recommendations on foreign currency.

The following table summarizes the Company's commitments to buy and sell foreign currency as at September 29, 2002 and September 30, 2001:

	Notional amount	Exchange rate	Maturity	Notional Canadian equivalent
2002:				
Buy contracts:				
Foreign exchange contracts	**Euro 2,185,000**	**1.5460**	**October 2002**	**$ 3,378,000**
2001:				
Buy contracts:				
Foreign exchange contracts	US $18,000,000	1.5775	October 2001	$ 28,395,000
	Euro 4,630,900	1.4367	October 2001	6,653,000
Sell contracts:				
Foreign exchange contracts	Euro 646,000	1.4505	October 2001	$ 937,000

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency and a swap agreement represents an obligation to exchange principal and/or interest amounts with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major North American financial institutions.

(b) Credit risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with Canadian chartered banks.

Concentration of credit risk with respect to trade receivables is limited due to the Company's credit evaluation process and, other than for two customers which collectively represent approximately 26% of sales for 2002 (2001 - 26%; 2000 - 30%), to the dispersion of a large number of customers across many geographic areas within Canada, the United States, the United Kingdom and Europe. The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss, including obtaining credit insurance.

The Company's extension of credit is based on an evaluation of each customer's financial condition and the Company's ability to obtain credit insurance coverage for that customer. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c) Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair values as at the balance sheet dates because of the short-term maturity of those instruments.

12. FINANCIAL INSTRUMENTS: (continued)

(c) Fair value disclosure: (continued)

The fair value of long-term debt is $123,862,362 (2001 - $167,012,442) compared to a carrying value of $119,949,622 (2001 - $159,640,438) as at September 29, 2002. The fair value of the cross-currency interest rate swap at September 29, 2002 was $3,010,092 (2001 - $2,316,000) and the carrying value was $1,164,000 (2001 - $1,207,500). The fair value of loans to directors and officers is not significantly different from its carrying value. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company's long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value.

The fair value of the swap was determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institution and represented the estimated amount that the Company would receive to settle the contract at September 29, 2002.

(d) Interest rate risk:

The Company's exposure to interest rate fluctuations is with respect to the use of its bank facility which bears interest at floating rates.

13. SEGMENTED INFORMATION:

The Company manufactures and sells activewear apparel. The Company operates in one business segment.

(a) Major customers and revenues by geographic areas:

(i) Percentages related to individual customers accounting for greater than 10% of total sales are as follows:

	2002	2001	2000
Company A	14.8%	14.9%	19.2%
Company B	10.7%	10.7%	10.4%

(ii) Sales were derived from customers located in the following geographic areas:

	2002	2001	2000
International	$ 537,472,747	$ 442,099,830	$ 404,179,507
Canada	63,187,633	62,767,523	55,028,822
	$ 600,660,380	$ 504,867,353	$ 459,208,329

(b) Fixed assets by geographic areas are as follows:

	2002	2001	2000
Canada	$ 123,723,507	$ 93,890,431	$ 76,074,820
Caribbean basin and Central America	52,983,181	28,084,930	16,714,660
United States	24,832,233	25,329,557	15,396,461
Mexico	7,708,427	6,266,648	3,327,771
	$ 209,247,348	$ 153,571,566	$ 111,513,712

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2002	2001	2000
Cash paid during the year for:			
Interest	$ 13,587,113	$ 13,172,660	$ 9,849,329
Income taxes	795,141	1,196,166	4,361,531
Non-cash transactions:			
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	–	6,800,000	–
Additions to fixed assets included in accounts payable and accrued liabilities	6,470,616	1,337,900	1,956,567
Cash and cash equivalents consist of:			
Cash balances with banks	$ 45,700,697	$ –	$ 10,992,381
Short-term investments	25,204,800	–	22,500,000
	$ 70,905,497	$ –	$ 33,492,381

15. COMPARATIVE FIGURES:

Certain of the comparative figures have been reclassified in order to conform with the current year's presentation.

16. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:

The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States except as described below:

(a) Consolidated statements of earnings:

	2002	2001	2000
Net earnings in accordance with Canadian GAAP	$ 66,491,540	$ 815,958	$ 54,605,139
Swap revenue (i)	416,000	2,448,000	–
Start-up costs (ii)	221,252	693,187	(1,222,128)
Tax effect of above adjustments	(262,000)	(779,000)	290,000
Net earnings in accordance with United States GAAP	$ 66,866,792	$ 3,178,145	$ 53,673,011
Earnings per share under United States GAAP:			
Basic	$ 2.35	$ 0.11	$ 1.93
Diluted	2.28	0.11	1.85
Weighted average number of common shares outstanding under United States GAAP:			
Basic	28,491,495	28,145,989	27,762,471
Diluted	29,361,555	29,226,373	29,025,767

16. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:
(continued)

(a) Consolidated statements of earnings: (continued)

(i) Swap revenue:

Under United States GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. For fiscal 2001, a gain of $2,448,000 was recorded in income which included a transition adjustment gain of $1,137,000 arising from the adoption of the recommendations effective October 1, 2000, recognition of a gain realized at the cancellation of a cross-currency interest rate swap during the year, and an unrealized gain based on the fair value of a cross-currency interest rate swap over its carrying value as at September 30, 2001.

For fiscal 2002, a net gain of $416,000 has been included in income representing the recognition of an unrealized gain of $738,000 based on the fair value of the cross-currency interest rate swap over its carrying value as at September 29, 2002 and the reversal of the amortization of $322,000 under Canadian GAAP of the gain realized at the cancellation of a cross-currency interest rate swap which was recognized in income for United States GAAP purposes in fiscal 2001.

Under Canadian GAAP, there is no requirement to record derivative instruments at fair values. Further, the gain realized on cancellation of the cross-currency interest rate swap arrangement is deferred and amortized over the term of the related debt.

(ii) Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year's start-up costs and the reversal of the amortization of start-up costs deferred under Canadian GAAP.

(iii) Stock-based compensation:

United States GAAP requires the measurement and recognition of compensation expense related to certain stock-based compensation. As permitted by the provisions of SFAS No. 123, the Company has measured compensation cost using the intrinsic value method being the excess of the quoted market price of the Company's stock at the grant date over the amount the employee must pay for the stock. Accordingly, as no excess exists at the grant date, no compensation expense is recognized for stock option awards.

Under the Canadian GAAP, the Company uses the settlement date method of accounting for options and compensation expense is not recognized.

(iv) Comparative figures:

As a result of the issuance of SFAS No. 145, the requirement under SFAS No. 4 to classify all gains and losses from the extinguishment of debt as an extraordinary item is no longer necessary because SFAS No. 4 was rescinded. Presentation of debt prepayment charges of prior years as extraordinary items has been reclassified.

16. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:
(continued)

(b) Consolidated statements of cash flows:

	2002	2001	2000
Cash and cash equivalents, United States GAAP, beginning of year	$ –	$ 33,492,381	$ –
Changes due to United States GAAP:			
Operating activities on a Canadian basis	178,100,783	(12,343,056)	40,283,241
Start-up costs	221,252	693,187	(1,222,128)
Operating activities cash flow, United States GAAP	178,322,035	(11,649,869)	39,061,113
Investing activities on a Canadian basis	(67,160,201)	(49,282,740)	(49,522,214)
Start-up costs	(221,252)	(693,187)	1,222,128
Investing activities cash flow, United States GAAP	(67,381,453)	(49,975,927)	(48,300,086)
Financing activities on a Canadian basis and under United States GAAP	(40,185,243)	28,290,168	42,483,163
Effect of exchange rate changes on cash and cash equivalents	150,158	(156,753)	248,191
Cash and cash equivalents, United States GAAP, end of year	$ 70,905,497	$ –	$ 33,492,381

(c) Consolidated balance sheets:
Differences between Canadian and United States GAAP are not material in the presentation of the assets, liabilities and shareholders' equity. However, the following differences should be noted:

	2002	2001
Other assets under Canadian GAAP	$ 7,084,926	$ 6,941,740
Start-up costs	(736,690)	(957,941)
Cross-currency swap	1,846,000	1,108,000
Other assets under United States GAAP	$ 8,194,236	$ 7,091,799
Accounts payable and accrued liabilities under Canadian GAAP	$ 82,167,747	$ 98,199,045
Reversal of deferred gain on cross-currency swap	(1,018,000)	(1,340,000)
Accounts payable and accrued liabilities under United States GAAP	$ 81,149,747	$ 96,859,045
Future income tax liabilities under Canadian GAAP	$ 20,385,000	$ 17,646,000
Future taxes related to GAAP adjustments	751,000	489,000
Future income tax liabilities under United States GAAP	21,136,000	$ 18,135,000
Shareholders' equity under Canadian GAAP	$ 269,908,099	$ 198,853,221
United States GAAP cumulative net earnings adjustments	1,376,310	1,001,059
Shareholders' equity under United States GAAP	$ 271,284,409	$ 199,854,280

16. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:
(continued)

(d) Comprehensive income:

Under United States GAAP, SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from transactions with shareholders. These changes include cumulative foreign currency translation adjustments. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

Since there are no elements within the consolidated financial statements which would be classified as comprehensive income, a separate financial statement of comprehensive income is not required.

Comprehensive income is the same as net income under United States GAAP.

(e) Supplementary information:

Under United States GAAP and SEC rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2002	2001	2000
Statements of earnings:			
Rental expenses	$ 1,917,000	$ 2,905,000	$ 5,850,000
Advertising expenses	8,189,000	7,762,000	7,238,000
Balance sheets:			
Accounts payable	41,223,580	25,337,000	41,830,000
Accrued liabilities	39,926,167	71,522,000	17,037,000
Allowance for doubtful accounts, price discounts and rebates	26,956,000	13,597,000	8,434,000

16. CANADIAN AND UNITED STATES ACCOUNTING DIFFERENCES:
(continued)

(f)   New accounting standards:

In June 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141, which replaces APB Opinion No. 16, revises the accounting standards for business combinations and is effective for acquisitions initiated after June 30, 2001. SFAS No. 142, which replaces APB Opinion No. 17, revises the standards in accounting for goodwill and other intangibles and is effective for fiscal years after December 15, 2001. Similar standards have been adopted by the Canadian Institute of Chartered Accountants. These new standards have no material impact on the Company at the present time.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This Statement is effective for the Company's fiscal year beginning September 30, 2002. The Company does not expect SFAS No. 143 to have a material impact on its financial statements.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. This Statement is effective for the Company's fiscal year beginning September 30, 2002. The Company does not expect SFAS No. 144 to have a material impact on its financial statements.

In April 2002, FASB issued SFAS No 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 will be effective for the Company's fiscal year beginning October 5, 2003. The Company does not expect SFAS No. 145 to have a material impact on its financial statements.

In June 2002, FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have a material impact on its financial statements.

stock information

NYSE: **GIL**

TSX: **GIL.A**

SHARES OUTSTANDING AT SEPTEMBER 29, 2002: **28,920,964**

	OPEN 10/01/01	YEAR HIGH	YEAR LOW	CLOSE 09/27/02	YEAR VOLUME
NYSE (US$)	$ 12.00	$ 24.50	$ 10.56	**$ 20.80**	6,367,300
TSX	$ 18.45	$ 37.60	$ 16.51	**$ 32.90**	13,537,609

**Relative Stock Market Performance
Gildan Activewear and Selected Indices**

From October 1, 2001 to September 29, 2002
Value of $100 invested on October 1, 2001



Gildan Activewear
Russell 2000
S&P/TSX Composite
S&P 500

corporate information

Board of Directors

Robert M. Baylis[1]
Company Director

Glenn J. Chamandy
President
and Chief Operating Officer
Gildan Activewear Inc.

H. Greg Chamandy
Chairman of the Board
and Chief Executive Officer
Gildan Activewear Inc.

William H. Houston III [1,2,3]
President, World Trade Link

Daniel Laporte [1,2,3]
Senior Vice-President,
Technology Investments
Solidarity Fund QFL

Norman M. Steinberg [2,3]
Partner
Ogilvy Renault

Richard P. Strubel [1,2,3]
President,
Chief Operating Officer
and Director
UNext

Edwin B. Tisch
Executive Vice-President,
Manufacturing
Gildan Activewear Inc.

Corporate Senior Management

H. Greg Chamandy [4]
Chairman of the Board
and Chief Executive Officer

Glenn J. Chamandy [4]
President
and Chief Operating Officer

Edwin B. Tisch [4]
Executive Vice-President,
Manufacturing

Laurence G. Sellyn [4]
Executive Vice-President,
Finance and Chief Financial Officer

David G. Cherry [4]
Executive Vice-President, Planning
and Information Technology

Georges Sam Yu Sum [4]
Executive Vice-President, Operations

Mackie I. Vadacchino [4]
Executive Vice-President,
Corporate Affairs

François Arbique
Vice-President,
Information Technology

Garry Bell
Vice-President, Marketing
and General Manager,
Canadian Apparel Division

Ghyslain Bouchard
Vice-President,
Spinning and Knitting Operations

Kevin W. Daugherty
Vice-President,
Planning and Logistics

David A. Esones
Vice-President, Corporate Security
and Facility Management

Christian Langlois
Vice-President,
Corporate Engineering and R&D

Benito Masi
Vice-President,
Apparel Manufacturing

François D. Ramsay
Vice-President, General Counsel
and Corporate Secretary

Normand Sabourin
Vice-President, Corporate Treasurer

Graham F. Sutherland
Vice-President, Internal Audit

Gregg Thomassin
Vice-President,
Corporate Controller

Gaétane Wagner
Vice-President, Human Resources

Gildan Activewear SRL

Michael R. Hoffman [4]
President

Gilles Léger
Vice-President,
Finance and Administration

John A. Martin
Vice-President, Sales and Marketing

Bill H. Newman
Vice-President, Operations

Gildan Activewear, Honduras

Eduardo A. Facusse
President

Alonso Flores-Noble
Vice-President, Finance

Gildan Activewear, Mexico

Jose Maria Tainta Villanueva
Director of Apparel

Corporate Information

Head Office
Gildan Activewear Inc.
725 Montée de Liesse
Montréal, Québec
Canada H4T 1P5
Tel.: (514)735-2023
www.gildan.com

**Stock Transfer Agent
and Registrar**
Computershare Trust Company
of Canada
Computershare Trust Company, Inc. –
United States

Auditors
KPMG LLP

Investor Information
Tel.: (514) 735-2023
E-mail: investor-info@gildan.com

Annual Meeting of Shareholders
Thursday, February 6, 2003
at 11:00 a.m.
Hotel Omni Mont-Royal,
Salon Pierre-de-Coubertin
1050 Sherbrooke Street West
Montréal, Québec

[1] Audit Committee

[2] Corporate Governance Committee

[3] Compensation and Human Resources Committee

[4] Executive Management Committee

Vous pouvez obtenir une version française de ce rapport annuel en communiquant avec le siège social.

Produced by Maison Brison
Printed in Canada

board of directors

H. Gregory Chamandy

is one of the founders of Gildan Activewear where he serves as Chairman of the Board and Chief Executive Officer. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.





Glenn J. Chamandy

is one of the founders of Gildan Activewear where he serves as President and Chief Operating Officer. Mr. Chamandy has been involved in various Chamandy family textile and apparel businesses for over twenty years.

Robert M. Baylis

serves as a director of several large corporations, including the New York Life Insurance Company, Host Marriott Corporation, Covance Inc. and PartnerRe Ltd. Mr. Baylis is an overseer of the University of Pennsylvania Museum, a director of The International Forum, an executive education program at the Wharton School and a member of the Advisory Council of the Economics Department of Princeton University.





William H. Houston III

is president of World Trade Link, an international business consulting firm he founded in 1988. Mr. Houston served as U.S. Ambassador/Chief Textile Negotiator for the United States Trade Representative of the United States Government during 1987 and 1988, and is a Past President of the Cotton Foundation and the Delta Council of Mississippi.

Daniel Laporte

is Senior Vice-President, Technology Investments of Solidarity Fund QFL, one of the largest venture capital funds in Canada.





Norman M. Steinberg

is a partner of Ogilvy Renault, a law firm he has been associated with since 1976 and is a member of its Executive Committee. Mr. Steinberg serves on the Board of various public and private companies as well as philanthropic boards, including the Montreal Symphony Orchestra. Mr. Steinberg is also a member of the Advisory Committee to the Québec Securities Commission.

Richard P. Strubel

is President, Chief Operating Officer and Director of UNext, a provider of advanced education over the Internet. Mr. Strubel also acts as a trustee of the institutional and retail mutual funds managed by Goldman, Sachs & Co. and the Northern Trust Company. Mr. Strubel has previously occupied senior executive positions in various public and private corporations.





Edwin B. Tisch

is one of the founders of Gildan Activewear where he serves as Executive Vice-President, Manufacturing. Mr. Tisch has over 30 years of international experience in the textile and apparel industry. Mr. Tisch holds a degree in textile engineering from the École Supérieure des Industries du Textile in Mulhouse, France.





GILDAN ACTIVEWEAR

WWW.GILDAN.COM

EXHIBIT 2

GILDAN ACTIVEWEAR INC.



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders (the "**Meeting**") of Gildan Activewear Inc. (the "**Corporation**") will be held at the Salon Pierre de Coubertin, Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada, on Thursday, February 6, 2003 at 11:00 a.m., local time, for the purposes of:

(a) receiving the consolidated financial statements of the Corporation for the financial year ended September 29, 2002, together with the auditors' report thereon;

(b) electing eight (8) directors for the ensuing year, of whom two (2) directors will be elected by the holders of Class A Subordinate Voting Shares voting separately as a class and six (6) directors will be elected by the holders of Class A Subordinate Voting Shares and the holders of Class B Multiple Voting Shares voting together as a single class;

(c) appointing auditors for the ensuing year; and

(d) transacting such other business as may properly come before the Meeting.

Dated at Montreal, Québec, Canada, December 12, 2002.

By order of the Board of Directors,

François D. Ramsay
Vice-President, General Counsel and
Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1) not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n'ont qu'à en aviser le secrétaire corporatif de la Société.

GILDAN ACTIVEWEAR INC.

MANAGEMENT PROXY CIRCULAR

Except as otherwise indicated, the information contained herein is given as of December 12, 2002, and all dollar amounts set forth herein are expressed in Canadian dollars. In addition, the information contained herein reflects the stock dividend declared on February 7, 2001 and effective on February 22, 2001 which resulted in a 2 for 1 stock split of all Equity Shares (as defined below).

SOLICITATION OF PROXIES

This management proxy circular is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, February 6, 2003, at the time, place and for the purposes set forth in the foregoing Notice of Annual Meeting (the "Notice of Meeting") and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, telecopier or other personal contact by officers or other employees of the Corporation. The entire cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation. **Each shareholder is entitled to appoint a person who need not be a shareholder, other than the persons designated in the enclosed form of proxy, to represent him at the Meeting.** In order to appoint such other person, the shareholder should insert such person's name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation (Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto Ontario, Canada M5J 2Y1), not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXY

A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his attorney authorized in writing, and deposited either (i) at the principal executive offices of the Corporation, to the attention of the Corporate Secretary of the Corporation, 725 Montée de Liesse, Montreal, Québec, Canada H4T 1P5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation shall be executed by a duly authorized officer or attorney thereof.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. **If no instructions are given, the shares will be voted FOR the election of management's nominees as directors, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named**

therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are currently outstanding 22,871,438 Class A Subordinate Voting Shares and 6,094,000 Class B Multiple Voting Shares of the Corporation (together, the "**Equity Shares**"), such classes of shares being the only classes of voting securities of the Corporation.

The Class A Subordinate Voting Shares are restricted shares under Canadian securities legislation, in view of the fact that their voting rights are inferior to the voting rights of the Class B Multiple Voting Shares. Holders of Class B Multiple Voting Shares and Class A Subordinate Voting Shares generally vote together as a single class with respect to all matters submitted to a vote of shareholders. Except as set forth below, each Class B Multiple Voting Share entitles the holder thereof to eight (8) votes, whereas each Class A Subordinate Voting Share entitles the holder thereof to one (1) vote, on a ballot. With respect to shareholder approval of certain transactions and certain amendments to the certificate of incorporation, as amended, and by-laws of the Corporation, each Class A Subordinate Voting Share and each Class B Multiple Voting Share entitles its holder to one (1) vote. The holders of Class A Subordinate Voting Shares, voting as a separate class, are entitled to elect two (2) of the Corporation's directors. The Class B Multiple Voting Shares are convertible at any time into Class A Subordinate Voting Shares on a share-for-share basis at the option of the holder and are required to be so converted under certain circumstances, including in the case of certain transfers of Class B Multiple Voting Shares. In all other respects, the Equity Shares have the same rights.

While, under applicable law, an offer to purchase Class B Multiple Voting Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares, H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch (respectively Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer and Executive Vice-President, Manufacturing of the Corporation), as the holders of 100% of the outstanding Class B Multiple Voting Shares, the Corporation and Computershare Trust Company of Canada have entered into a trust agreement as of February 8, 2001 (the "**Trust Agreement**") for the benefit of the holders of Class A Subordinate Voting Shares, under which the holders of the Class B Multiple Voting Shares have agreed, among other things, not to sell their Class B Multiple Voting Shares in certain circumstances unless an offer on at least equivalent terms is made to the holders of Class A Subordinate Voting Shares. This Trust Agreement, which replaces the initial trust agreement entered into by Harco Holdings Ltd. ("**Harco**") on June 16, 1998, and amended on December 1, 2000, was entered into following the 2001 annual and special meeting of shareholders approving amendments to the Trust Agreement.

Holders of Equity Shares whose names are registered on the lists of shareholders of the Corporation as at the close of business, Montreal time, on December 27, 2002, being the date fixed by the Corporation for the determination of the registered holders of Equity Shares who are entitled to receive notice of the Meeting (the "**Record Date**"), will be entitled to exercise the voting rights attaching to the Equity Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy threat. There is currently an aggregate of 71,623,438 votes attached to the Equity Shares entitled to be voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over Equity Shares carrying more than 10% of the voting rights attached to each class of Equity Shares of the Corporation are as follows:

Name of beneficial owner	Number of Class A Subordinate Voting Shares owned	Percentage of voting rights attached to all Class A Subordinate Voting Shares	Number of Class B Multiple Voting Shares owned	Percentage of voting rights attached to all Class B Multiple Voting Shares	Percentage of voting rights attached to all Class A Subordinate and Class B Multiple Voting Shares
Greg Chamandy Holdings Inc. [(1) (2)]	—	—	2,749,200	45.11%	30.71%
Glenn Chamandy Holdings Inc. [(2) (3)]	—	—	2,749,200	45.11%	30.71%
Franklin Resources, Inc. [(4)]	2,911,601	12.73%	—	—	4.07%
FMR Corp. [(5)]	2,645,960	11.57%	—	—	3.69%
Solidarity Fund QFL	2,558,712	11.19%	—	—	3.57%
Taunus Corp. [(6)]	2,334,509	10.21%	—	—	3.26%
TOTAL	10,450,782	45.70%	5,498,400	90.22%	76.01%

(1) H. Gregory Chamandy is deemed to be the beneficial owner of these shares.

(2) In the context of a corporate reorganization completed as of December 1, 2000, H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch concluded a voting trust agreement whereby the voting rights attaching to the Class B Multiple Voting Shares beneficially held by Edwin B. Tisch are exercised by H. Gregory Chamandy and Glenn J. Chamandy, acting together.

(3) Glenn J. Chamandy is deemed to be the beneficial owner of these shares.

(4) The 2,911,601 Class A Subordinate Voting Shares are beneficially owned by Franklin Templeton Investments Corp. (a wholly-owned subsidiary of Franklin Resources, Inc. and an investment advisor).

(5) Of these 2,645,960 Class A Subordinate Voting Shares, 2,559,310 are beneficially owned by Fidelity Management & Research Company and FMR Co., Inc. (wholly-owned subsidiaries of FMR Corp. and investment advisors).

(6) Of these 2,334,509 Class A Subordinate Voting Shares, 2,210,309 are beneficially owned by Deutsche Investment Management Americas, Inc. (an indirect, wholly-owned subsidiary of Taunus Corp. and an investment advisor).

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the board of directors of the Corporation (the "**Board of Directors**" or the "**Board**") shall consist of not less than five (5) and not more than fifteen (15) directors. Management proposes the eight (8) persons named hereinafter as nominees for election as directors, to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed. Of the eight (8) persons proposed for election as directors, two (2) directors (the "**Class A Directors**") will be elected by the holders of Class A Subordinate Voting Shares, voting as a separate class, while the remaining directors will be elected by the holders of Class A Subordinate Voting Shares and the holders of Class B Multiple Voting Shares, voting together as a single class, with holders of Class A Subordinate Voting Shares having one (1) vote per share and holders of Class B Multiple Voting Shares having eight (8) votes per share. **Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are hereinafter set forth**, all of whom (except for Dr. Gerald H. B. Ross) are currently members of the Board of Directors and have been members since the dates indicated. **If prior to the Meeting, any of the nominees shall be unable or, for any reason, shall become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons as directors, unless the shareholder has specified in the form of proxy that his shares are to be withheld from voting on the election of directors.** The Board of Directors and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

The following table, and the notes thereto, sets forth the name, principal occupation, or major positions and offices with the Corporation and its affiliates, and length of service as a director of the

Corporation of each of the persons proposed for election as directors of the Corporation, as well as the number of Equity Shares beneficially owned or over which control or direction is exercised by such person. The management nominees for Class A Directors are Messrs. Robert M. Baylis and William H. Houston III.

Name and Principal Occupation	Director since	Equity Shares beneficially owned or over which control or direction is exercised[1]	
		Class A Subordinate Voting Shares	Class B Multiple Voting Shares
ROBERT M. BAYLIS [2] Darien, Connecticut, United States Corporate Director	1999	20,000	Nil
GLENN J. CHAMANDY Montreal, Québec, Canada President and Chief Operating Officer of the Corporation	1984	25,350	2,749,200[7]
H. GREGORY CHAMANDY Montreal, Québec, Canada Chairman of the Board and Chief Executive Officer of the Corporation	1984	36,638	2,749,200[8]
WILLIAM H. HOUSTON III [2][3][5] Memphis, Tennessee, United States President of World Trade Link (an international business consulting firm)	1997	9,511[4]	Nil
DANIEL LAPORTE [2][3][5] Montreal, Québec, Canada Senior Vice-President, Technology Investments, Solidarity Fund QFL (a venture capital fund)	1996	Nil[6]	Nil
GERALD H. B. ROSS Montreal, Québec, Canada Dean, Faculty of Management McGill University	—	Nil	Nil
RICHARD P. STRUBEL [2][3][5] Chicago, Illinois, United States President, Chief Operating Officer and Director, Unext (a provider of advanced education over the Internet)	1999	6,000	Nil
EDWIN B. TISCH Montreal, Québec, Canada Executive Vice-President, Manufacturing of the Corporation	1996	8,200	595,600[9]

(1) The information as to Equity Shares beneficially owned, controlled or directed by each proposed nominee, has been furnished by the respective directors individually.

(2) Member of the Audit Committee.

(3) Member of the Corporate Governance Committee.

(4) Of these Class A Subordinate Voting Shares, 4,000 are held in trust for the benefit of Mr. Houston's wife.

(5) Member of the Compensation and Human Resources Committee.

(6) Pursuant to a policy of the Fund, employees of the Fund are not allowed to hold securities of companies of which the Fund is an investor. As indicated previously under the heading "Voting Shares and Principal Holders Thereof", the Fund beneficially owns 2,558,712 Class A Subordinate Voting Shares of the Corporation.

(7) The Class B Multiple Voting Shares are registered in the name of Glenn Chamandy Holdings Inc.

(8) The Class B Multiple Voting Shares are registered in the name of Greg Chamandy Holdings Inc.

(9) The Class B Multiple Voting Shares are registered in the name of Edwin Tisch Holdings Inc.

Other than as indicated below, each of the above nominees has during the past five (5) years held his present principal occupation or other management positions with the same or other associated companies or firms, including affiliates and predecessors, indicated under his name, or was elected to his present term of office by a vote of shareholders of the Corporation at a meeting, the notice of which was accompanied by a management proxy circular containing that information. Dr. Gerald H. B. Ross joined the Faculty of Management of McGill University as Dean in August 2000. Prior to joining McGill University, Dr. Ross was senior partner of Change Lab International, a consulting organization he founded in 1988 specialized in the development of techniques to assist organizations in building new visions and managing change to create competitive advantage in the marketplace. Since 1998, Dr. Ross is also Chairman and Chief Executive Officer of Astute Inc., an organization that develops advanced context-based learning methodologies for business. During his consulting career, Dr. Ross has worked with some of the world's premier corporations such as 3M, Xerox, IBM, DuPont, AT&T, Coca-Cola, Reuters and Kodak. Dr. Ross' recent academic appointments include serving as a faculty member on the Wharton International Forum Executive Program on Cross Cultural Issues in Global Management. He also works with the University of Michigan's Executive Education Program and has delivered programs on Managing Change to the banking industry in Saudi Arabia.

The Fund and H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch are currently parties to contractual arrangements relating to the election of directors. Pursuant to such arrangements, for as long as the Fund holds at least 5% (but less than 15%) of the number of Equity Shares issued and outstanding, H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch shall vote their Class B Multiple Voting Shares on any resolution relating to the election of directors to be put before the holders of the Equity Shares voting together as a single class, in favour of the election of one (1) person to the Board as shall have been designated by the Fund as its representative. Mr. Daniel Laporte is the person currently designated by the Fund as its representative in accordance with the foregoing arrangements.

COMPENSATION OF DIRECTORS

The Corporation compensates each director who is not a salaried officer of the Corporation or any of its subsidiaries (a "**Non-Executive Director**") for services during his term of office as follows: each Non-Executive Director receives a basic annual retainer of $47,500 payable in quarterly installments for services as a director and an additional annual retainer of $1,000 ($9,000 in the case of the chairman of a committee) for services on a committee of the Board of Directors. Each Non-Executive Director also receives $1,250 for each Board or committee meeting attended. Non-Executive Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Non-Executive Directors residing in the United States receive the foregoing amounts in U.S. dollars. For example, the basic annual retainer paid is US$47,500, as opposed to the U.S. dollar equivalent of Cdn$47,500.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for the Chief Executive Officer and the four (4) other most highly compensated executive officers of the Corporation (collectively, the "**Named Executive Officers**") for services rendered in all capacities during the financial years ended September 29, 2002, September 30, 2001 and October 1, 2000.

Name and Principal Positions	Year	Annual Compensation			Long-term Compensation – Awards	All other compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Shares Under Options Granted (#)	
H. GREGORY CHAMANDY	2002	500,000	819,000	17,751[2]	—	39,392
Chairman of the Board and	2001	500,000	—	35,250[2]	37,460	—
Chief Executive Officer	2000	450,000	810,000	41,078[2][3]	28,000	—
GLENN J. CHAMANDY	2002	500,000	819,000	17,751[2]	—	39,392
President and	2001	500,000	—	35,250[2]	37,460	—
Chief Operating Officer	2000	450,000	810,000	41,250[2][3]	28,000	—
EDWIN B. TISCH	2002	390,000	532,350	—	—	31,615
Executive Vice-President,	2001	390,000	—	5,975[2]	23,414	—
Manufacturing	2000	330,000	562,500	12,403[2]	24,000	—
LAURENCE G. SELLYN	2002	290,000	395,850	—	—	23,439
Executive Vice-President,	2001	290,000	—	—	9,158	—
Finance and Chief Financial	2000	220,000	330,000	—	—	—
Officer						
MICHAEL R. HOFFMAN [4]	2002	178,500	243,653	113,125[5]	—	—
President, Gildan Activewear	2001	168,334	—	120,827[5]	8,324	—
SRL	2000	155,000	108,500	122,971[5]	40,000	—

(1) Perquisites and other personal benefits which in the aggregate do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of a Named Executive Officer for the year have been excluded.

(2) These amounts represent interest benefits, imputed at annual rates of 3.25%, 5.75% and 5.5% for fiscal 2002, 2001 and 2000 respectively, on loans made available to the Named Executive Officer and his associates. See "Indebtedness of Directors and Officers".

(3) No amount has been included herein on account of imputed interest on a loan in the amount of $2,006,891 extended by the Corporation to Harco Holdings Ltd. in February 1999 which was non-interest bearing, because such loan was extended otherwise than in connection with the Named Executive Officers' compensation.

(4) All amounts indicated in regard of Michael R. Hoffman are in U.S. Dollars.

(5) This amount includes a US$72,000 housing allowance made available to the Named Executive Officer.

Stock Option Plan

The Corporation's Stock Option Plan (the "**Plan**") came into effect in June 1998 and is designed to assist in attracting, motivating and retaining executives and other key employees and to better align their interests with those of the shareholders. The Plan provides for the granting of options to non-employee directors, officers and other key employees of the Corporation and its subsidiaries. The Compensation and Human Resources Committee administers the Plan on behalf of the Board of Directors. Grant levels depend on the position and salary level of the employee and are based on the highest of the closing prices of the Class A Subordinate Voting Shares on the Toronto Stock Exchange and the New York Stock

Exchange on the trading day immediately preceding the effective date of the grant of the options (the "**Gildan Market Value**").

Options must be exercised during a period established by the Compensation and Human Resources Committee which may not be longer than ten (10) years from the effective date of the grant. The exercise price payable for each Class A Subordinate Voting Share covered by an option is equal to the Gildan Market Value.

The total number of shares authorized for issuance under the Plan is currently 2,768,888 Class A Subordinate Voting Shares. The Plan provides that, unless shareholder approval is obtained, the number of Class A Subordinate Voting Shares reserved for issuance to insiders pursuant to the exercise of options thereunder as well as under other share compensation arrangements will be limited to 10% of the Equity Shares issued and outstanding. The Plan further provides for certain limits on the number of Class A Subordinate Voting Shares which the Corporation may issue to insiders and their associates in any one-year period under all share compensation arrangements of the Corporation.

Options Granted During the Financial Year

No stock options were granted to the Named Executive Officers under the Plan during the financial year ended September 29, 2002.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options exercised during the year ended September 29, 2002, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at September 29, 2002 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the Class A Subordinate Voting Shares on the Toronto Stock Exchange on September 27, 2002, which was $32.90 per share. The aggregate values indicated with respect to unexercised in-the-money options at financial year-end have not been, and may never be, realized. These options have not been, and may not be exercised, and actual gains, if any, on exercise will depend on the value of the Corporation's Class A Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-end (#)		Value of Unexercised In-the-Money Options at Financial Year-end ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
H. Gregory Chamandy	67,000	1,705,351	95,668	73,792	2,406,399	1,041,325
Glenn J. Chamandy	162,668	4,380,566	—	73,792	—	1,041,325
Edwin B. Tisch	148,800	3,457,613	8,000	54,814	148,200	832,027
Laurence G. Sellyn	62,000	1,552,000	5,334	75,824	140,151	1,821,708
Michael R. Hoffman	8,000	173,984	38,801	39,333	1,068,748	407,819

Defined Benefit Plan

The Corporation has put in place a non-registered defined benefit plan for Edwin B. Tisch. The defined benefit plan will provide Mr. Tisch or his spouse with an annual pension benefit from the later of Mr. Tisch reaching age 65 or his retirement, until the later of his death or the death of his spouse, with a minimum guaranteed payment period of ten (10) years. The annual pension benefit payable under the non-registered defined benefit plan shall be payable in monthly instalments and is equal to $100,000 if Mr. Tisch retires at age 65, or the actuarial equivalent of this amount if he retires after age 65.

Employment Agreements and Change of Control Agreements

The Corporation has entered into employment agreements (the "**Employment Agreements**") with each of H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch. The Employment Agreements provide that the Corporation will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term. Nonetheless, the Corporation may terminate the executive at any time without making any severance payments upon his death, disability, breach of his Employment Agreement or for cause. In addition, the executive may terminate his employment at any time upon at least six (6) months' written notice. Each Employment Agreement provides that if the Corporation terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to:

- an amount equal to 24 months' base salary, paid out, at the executive's option, either as a one-time payment or as monthly installments covering the 24 months following termination (the "**Termination Period**");

- a one-time payment equal to 24 months of the target annual bonus established under the Annual Incentive Plan;

- continuation of group insurance benefits (except short and long-term disability) for the Termination Period, ceasing upon new employment, if earlier;

- any earned bonus (for example, a bonus with respect to a previous fiscal year) that would otherwise be payable to the executive during the Termination Period pursuant to the Annual Incentive Plan;

- the right to exercise vested options pursuant to the Plan within 90 days following termination of employment; and

- the payment of any earned but unused vacation days and any amounts due under the executive's business expense and personal spending accounts, as authorized.

The Employment Agreements also provide that, following termination, the executive will not:

- disclose to any person or use for his own purpose any confidential information or knowledge relating to the Corporation;

- solicit during the Termination Period any of the Corporation's customers with the intent of selling them any products which are similar to or competing with the Corporation's products; or

- induce, entice or hire any of the Corporation's employees.

In addition, the Corporation has entered into change of control agreements (the "**Change of Control Agreements**") with each of H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch. Under such agreements, in the event of a potential change of control (as defined in the Change of Control

Agreements), the executive agrees to remain employed by the Corporation until the earliest of (a) 365 days from the date of the potential change of control, (b) his termination of employment by death or disability or (c) his termination of employment by the Corporation without cause or by the executive with good reason. The Change of Control Agreements also provide that if a change of control occurs and the Corporation terminates the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to:

- his full base salary (subject to withholding) through the date of termination;

- a one-time payment (subject to withholding) equal to 36 months' base salary;

- any amounts (subject to withholding) required to be paid to him under the Plan;

- a one-time payment (subject to withholding) equal to 36 months of the target annual bonus established under the Annual Incentive Plan;

- continuation of employee benefits for 36 months, ceasing upon new employment, if earlier; and

- any earned but unused vacation days.

Compensation and Human Resources Committee

During the most recently completed year, the Corporation's Compensation and Human Resources Committee was composed of four (4) directors, all of whom are outside and unrelated directors, namely Messrs. William H. Houston III, Daniel Laporte, Norman M. Steinberg and Richard P. Strubel (Chairman).

Report on Executive Compensation

General Principles of Executive Compensation

Compensation of executive officers of the Corporation and its subsidiaries, including the Named Executive Officers whose names appear in the Summary Compensation Table under "Executive Compensation", is determined by the Corporation's Compensation and Human Resources Committee.

In order to ensure that the Corporation is able to attract, motivate and retain high-quality employees required for its success, the Corporation has developed and implemented a formal strategic policy regarding the compensation of its executives. This policy is intended to ensure that the Corporation's executives receive total compensation that (a) is competitive with the compensation received by executives employed by a group of comparable North American companies (the "**Reference Market**"), (b) links the executives' interests with those of the shareholders and (c) rewards superior performance. The Reference Market is comprised of a combination of Canadian and United States companies involved in apparel and textile, consumer products and certain categories of high growth companies, as well as companies that have an entrepreneurial culture and controlling shareholders. The policy is comprised of three (3) components:

- the base compensation strategy, which is intended to align base salaries, benefits and perquisites with the median of the Reference Market;

- the short-term incentive plans, namely the Corporation's general Annual Incentive Plan and the strategic multiplier bonus for the Corporation's senior executives, which aim at providing bonuses at above median of the Reference Market, if all of the Corporation's financial objectives are met; and

- the long-term incentive plan, namely the Corporation's Plan, which is intended to bring the total compensation received by the Corporation's executives to the 75th percentile of total compensation received by executives in the Reference Market.

Annual Incentive Plan

The Corporation's Annual Incentive Plan, known as SCORES (Supplementary Cash Opportunities for Results Exceeding Standards), is intended to align the financial interests and motivations of the Corporation's management team with those of the Corporation's investors. As well, the plan has been developed to ensure peak performance as the payouts occur only upon achieving the Corporation's very aggressive profit and growth targets. All permanent full-time salaried employees of the Corporation, excluding employees of certain manufacturing facilities which have productivity bonuses, are eligible for bonuses under the Corporation's Annual Incentive Plan.

For a given fiscal year, if the corporate financial factor based on return on assets (the "**Corporate Financial Factor**") attains or exceeds the target performance threshold and if employees (other than the most senior executives of the Corporation whose bonus in SCORES is based exclusively on the Corporate Financial Factor) attain supplementary objectives specifically related to their area of responsibility (collectively, the "**Objectives**"), the Corporation will pay a bonus based on a pre-determined target percentage of each eligible employee's base compensation. Bonuses increase when the Objectives are exceeded, and can potentially reach twice the pre-determined target percentage when all Objectives reach their maximum level. Bonuses are lower when the Objectives are not fully met and no bonus is paid if actual performance is below the minimum threshold for any one component of the Objectives.

Basing Objectives on the Corporate Financial Factor is intended to ensure that management's incentive-based compensation reflects its effectiveness in managing the level of investment required to generate the forecasted earnings, including both capital and fixed asset expenditure. Furthermore, basing the remainder of the Objectives on results specific to each employee's area of responsibility ensures that all efforts in all sectors and plants are focused towards the same goals.

The Corporate Financial Factor portion of the Objectives set by the Corporation for the purpose of determining annual incentive payments have reflected aggressive targets for year-over-year financial performance. In fiscal 2002, under the terms of the SCORES incentive plan, actual performance reflected in the Corporate Financial Factor of the Corporation has resulted in bonus payments being equal to approximately 90% of the maximum level.

The annual incentives payable under SCORES for the most senior executives of the Corporation may be further impacted, positively or negatively, by the Corporation's actual performance against certain key strategic and operational objectives pre-determined each year by the Board of Directors. The strategic multiplier can increase or decrease the incentive payment under the SCORES program by up to 50%.

Furthermore, on December 5, 2002, the Corporation introduced, beginning in fiscal 2003, a new long-term incentive plan in replacement of the Corporation's Stock Option Plan, namely the Long-Term Incentive Program (the "**Program**"), given that the current reserve level of the Stock Option Plan does not allow for further grants to meet the Corporation's total compensation policy. The Program is intended to keep management's focus on the long-term creation of economic value with sustained regular performance and to encourage retention. The Program is based on the Corporate Financial Factor in excess of the target performance threshold and provides for the creation of a reserve in which the amounts awarded annually, if any, pursuant to the Program are deposited. The amounts accumulated in the reserve are adjusted annually upwards or downwards by a factor reflecting the Corporation's actual performance in relation to the target performance threshold. Each year, 40% of the adjusted reserve and of the annual award, if any, under the Program is payable to the participant. The first payments under the Program will be made four (4) years after the adoption of the Program.

Compensation of Chief Executive Officer

The compensation of the Chief Executive Officer is governed by the Corporation's executive compensation policy described above. The Chief Executive Officer's base compensation for 2002 is in line with the median value of the Reference Market. The Chief Executive Officer received a bonus based on the SCORES program and the strategic multiplier for fiscal 2002, as determined pursuant to the Annual Incentive Plan of the Corporation. As regards the Chief Executive Officer's long-term incentive compensation, 34,000 options were granted to him on December 5, 2002.

On behalf of the Compensation and Human Resources Committee:

Richard P. Strubel
William H. Houston III
Daniel Laporte
Norman M. Steinberg

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on an investment of $100 in Class A Subordinate Voting Shares of the Corporation made on June 17, 1998 (the date on which the Corporation's Class A Subordinate Voting Shares began trading in connection with their initial public offering) with the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Index, assuming reinvestment of all dividends.

FOR THE PERIOD FROM JUNE 17, 1998 TO SEPTEMBER 29, 2002
CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED ON JUNE 17, 1998



	FINANCIAL YEARS ENDED				
	October 4, 1998	October 3, 1999	October 1, 2000	September 30, 2001	September 29, 2002
Corporation	$109.33	$238.10	$481.05	$367.35	$639.46
S&P/TSX Composite Index	$77.29	$97.10	$145.38	$95.80	$85.61

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 12, 2002, the aggregate amount owed to the Corporation or any of its subsidiaries by all of the current directors, officers and employees, and former directors, officers and employees of the Corporation or any of its subsidiaries as of such date, was $1,050,000 exclusive of travel advances as permitted by Canadian securities laws. No portion of such indebtedness was advanced in connection with a purchase of securities of the Corporation or its subsidiaries. The following table provides information regarding indebtedness owed to the Corporation by each individual who currently is or at any time during fiscal 2002 has been a director or officer of the Corporation, or an associate of any of the foregoing.

Table of Indebtedness of Directors and Officers

Name and Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding for the year ended September 29, 2002	Amount Outstanding at December 12, 2002
H. Gregory Chamandy .... Chairman of the Board and Chief Executive Officer	Lender	$600,000[(1)]	$525,000
Glenn J. Chamandy .... President and Chief Operating Officer	Lender	$600,000[(1)]	$525,000

(1) Each of H. Gregrory Chamandy and Glenn J. Chamandy received an interest-free loan of $750,000 on December 8, 1999. This loan is repayable in ten (10) equal and consecutive annual installments of $75,000 without interest.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines adopted by the Toronto Stock Exchange (the "**Guidelines**") and believes that the Corporation is well aligned with the recommendations contained in the Guidelines. The Corporation's disclosure addressing each of the guidelines is set out in Exhibit "A".

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability which may be incurred by them in these capacities. The current policy limit is US$100,000,000 on an annual basis. Such insurance is subject to a general deductible of US$100,000 per loss (except in respect of securities-related claims, where the deductible is US$250,000), as well as specific exclusions which are usually contained in policies of this nature. The total annual premium paid during the financial year ended September 29, 2002 in respect of this policy was $724,033. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

NORMAL COURSE ISSUER BID

The Corporation has obtained regulatory approval for a normal course issuer bid for a maximum of 200,000 Class A Subordinate Voting Shares, representing approximately 0.9% of the total outstanding Class A Subordinate Voting Shares as at December 12, 2002. All purchases under this bid will be made during the period from December 20, 2002 to December 19, 2003, and will be made on the open market through the facilities of the Toronto Stock Exchange in compliance with its rules and policies. Shares purchased under the bid will be cancelled. Shareholders may obtain copies of the notice of intention without charge by contacting or by writing to the Corporation, attention of the Corporate Secretary.

APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants, have served as auditors of the Corporation since fiscal 1996. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote for the reappointment of KPMG LLP, Chartered

Accountants, as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be fixed by the Board.

ADDITIONAL INFORMATION

The Corporation is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management proxy circulars with the various securities commissions in such provinces. The Corporation also files an annual information form annually with such securities commissions. Copies of the Corporation's latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained on request from the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Corporation.

SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

Proposals for any matters that persons entitled to vote at the next annual shareholders' meeting propose to raise at the said meeting must be received by the Corporation at the latest on September 13, 2003.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

The contents and the sending of this management proxy circular have been approved by the Board of Directors of the Corporation.

Dated at Montreal, Québec, Canada, December 12, 2002.

By order of the Board of Directors,

François D. Ramsay
Vice-President, General Counsel and
Corporate Secretary

EXHIBIT "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Guideline	Does the Corporation Align?	Comments
1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	Yes	The Board of Directors recognizes that it is responsible for the stewardship of the Corporation, meaning that it oversees the conduct of the Corporation's business and supervises the executive management of the Corporation which is responsible for the conduct of the business.
a. adoption of a strategic planning process	Yes	In fulfilling its mandate, the Board of Directors, among other matters, is responsible for reviewing and approving strategic plans and budgets.
b. identification of principal risks, and implementing risk management systems	Yes	The Board of Directors is responsible for ensuring that management systems are in place to adequately identify, quantify and where practical or required, minimize or eliminate material risks to the Corporation.
c. succession planning, including appointing, training and monitoring senior management	Yes	As part of its mandate, the Board of Directors reviews succession plans for executive management.
d. communications policy	Yes	The Board approves communications to shareholders, including releases of quarterly and annual results, releases of material information to the public, notices and proxy circulars for shareholder meetings and certain other public disclosure documents.
		The Chief Executive Officer and the Executive Vice-President, Finance and Chief Financial Officer of the Corporation have been given primary responsibility for investor relations, to ensure that prompt response is made to every shareholder inquiry and that significant issues raised by shareholders are addressed and brought to the attention of the Board.
e. integrity of internal control and management information systems	Yes	The Audit Committee is responsible for reviewing the integrity of management information systems to monitor corporate activities and internal controls.
2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation	Yes	The Board of Directors is currently composed of eight (8) members and it is proposed by management of the Corporation that seven (7) out of the eight (8) directors be re-elected for the current year. Of the current eight (8) Board members, three (3) directors (Messrs. H. Gregory Chamandy, Glenn J. Chamandy and Edwin B. Tisch) are members of the management of the Corporation and are accordingly "inside directors" within the meaning of the Guidelines.

Corporate Governance Guideline	Does the Corporation Align?	Comments
		The Board considers a director to be a "related director" if that director has an interest arising from a relationship with the Corporation that could, or could reasonably be perceived to, materially interfere with the director's ability to act independently with a view to the best interests of the Corporation. As indicated above, three (3) directors are considered related because of their relationship with the Corporation, as members of management. The Board of Directors believes that the remaining five (5) directors currently serving on the Board are "unrelated directors" within the meaning of the Guidelines. They are Messrs. Robert M. Baylis, William H. Houston III, Daniel Laporte, Norman M. Steinberg and Richard P. Strubel.
3. Disclose for each director whether he is related, and how that conclusion was reached	Yes	H. Gregory Chamandy — related — is Chairman of the Board and CEO of the Corporation
		Glenn J. Chamandy — related — is President and COO of the Corporation
		Edwin B. Tisch — related — is Executive Vice-President, Manufacturing of the Corporation
		For the remainder of the proposed directors, namely Messrs. Robert M. Baylis, William H. Houston III, Daniel Laporte, Gerald H.B. Ross and Richard P. Strubel, none of them have an interest arising from a relationship with the Corporation that may be perceived to materially interfere with the director's ability to act independently with a view to the best interests of the Corporation and are therefore directors "unrelated" to the Corporation. In prior years, Mr. Laporte, a director of the Corporation and a senior executive of the Fund, was considered by the Board of Directors to be related because of the lending relationship that existed between the Fund and the Corporation. However, the Corporation repaid such indebtedness and therefore Mr. Laporte is no longer considered related. The Board has reviewed the relationship and has concluded that Mr. Steinberg is not related. Mr. Steinberg is a partner of the law firm Ogilvy Renault, which is one of several law firms providing legal services to the Corporation.

Corporate Governance Guideline	Does the Corporation Align?	Comments
4. a. Appoint a Committee of directors responsible for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis	Yes	The Corporate Governance Committee has the responsibility of assessing the individual and collective effectiveness of the Board members and establishing procedures for recruiting new directors.
b. Composed exclusively of outside (non-management) directors, the majority of whom are unrelated	Yes	The Corporate Governance Committee is currently composed of four (4) outside directors, all of whom are unrelated, namely Messrs. William H. Houston III, Daniel Laporte, Norman M. Steinberg (Chairman) and Richard P. Strubel.
5. Implement a process for assessing the effectiveness of the Board as a whole, its Committees and the contribution of individual directors	Yes	The Board, on an annual basis, evaluates itself and its committees. The directors have an obligation to fulfill their duties and assume their responsibilities in the best interests of the Corporation. The Board expects all members to review materials provided in advance of its meetings and to attend its meetings and those of its committees on which they sit.
6. Provide an orientation and education program for new directors	Yes	New directors are provided with an extensive information package on the Corporation's business, its strategic and operational business plans, its operating performance and its financial position. Also, they will meet individually with the CEO and other members of the senior executive committee.
7. Board should examine its size and consider reducing the number of directors, with a view to improving effectiveness	Yes	The Board of Directors has considered this issue and is of the view that its size is small (eight (8) members) and is well suited to the present circumstances of the Corporation and allows for the efficient functioning of the Board as a decision-making body.
8. Board should review compensation of directors in light of risks and responsibilities	Yes	The Corporate Governance Committee is responsible for reviewing director compensation with the assistance of an independent outside compensation consulting firm.

Corporate Governance Guideline	Does the Corporation Align?	Comments
9. Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated	Yes	The Audit Committee is currently composed of four (4) outside directors, namely Messrs. Robert M. Baylis (Chairman), William H. Houston III, Daniel Laporte and Richard P. Strubel, all of whom are unrelated. The Compensation and Human Resources Committee is currently composed of four (4) outside directors, namely Messrs. William H. Houston III, Daniel Laporte, Norman M. Steinberg and Richard P. Strubel (Chairman), all of whom are unrelated. The Compensation and Human Resources Committee reviews the performance of most executive officers of the Corporation and its operating subsidiaries, makes recommendations to the Board on, among other things, the compensation of senior executives and administers the Corporation's Stock Option Plan. The Corporate Governance Committee is currently composed of four (4) members, all of whom are unrelated, namely Messrs. William H. Houston III, Daniel Laporte, Norman M. Steinberg (Chairman) and Richard P. Strubel.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for all matters relating to corporate governance, including establishing procedures for recruiting new directors and other performance – enhancing measures, such as assessing the individual and collective effectiveness of the Board; responding to any other issue prescribed by the Guidelines; and developing the Corporation's approach to any other governance issues. The Corporate Governance Committee reports to the Board annually on these matters.
11. a. Define limits to management's responsibilities by developing mandates for:		
(i) the Board	Yes	The Board expects management to be responsible for the operation of the business, while respecting authorized financial limits, and adhering to the strategic plan, operational budget and approved corporate policies. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies proposed to be implemented, in keeping with evolving conditions.

Corporate Governance Guideline	Does the Corporation Align?	Comments
		In addition to those matters which by law must be approved by the Board, the prior approval of the Board of Directors, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Corporation which are not in the ordinary course of its operations. In particular, the Board approves the appointment of all officers of the Corporation and approves all material transactions.
(ii) the CEO	Yes	The corporate objectives which the Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board of Directors. Performance of the Chief Executive Officer and management is assessed against the achievement of the strategic plans and the budget.
b. Board should approve or develop CEO's corporate objectives	Yes	See item 11(a)(ii).
12. Establish procedures to enable the Board to function independently of management	Yes	Although the Chairman of the Board of Directors is H. Gregory Chamandy, who is also Chief Executive Officer of the Corporation, the Board can and does act independently of management. Only three (3) directors (including the Chairman of the Board) out of eight (8) are members of management. At all meetings of the Board of Directors and Board committees, the opportunity is given for any outside Board member to request that members of management, including inside directors, be excused so that any matter may be discussed without any representative of management being present. Also, at least once a year and from time to time as required, a meeting amongst the outside directors only is held.
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Board of Directors has approved a mandate for the Audit Committee. The responsibilities of the Audit Committee include the following: a review of the Corporation's quarterly and annual financial statements with both management and the external auditors; a review of judgments made by management in connection with its preparation of the financial statements; a review of the external audit plan and process, and approval of the annual audit fee; a review of issues arising from the annual audit, whether subsequently resolved or otherwise; a review of the Corporation's processes and policies to ensure proper internal control and the integrity of its financial reporting; a review of the structure and adequacy of the financial organization within the Corporation; a review of the independence and performance of the external auditors; a private session with

Corporate Governance Guideline	Does the Corporation Align?	Comments
		the external auditors to discuss the financial statements and the control environment within the Corporation; a review of any litigation involving the Corporation; a review of the adequacy of the Corporation's insurance coverage; and a review of the adequacy of the Corporation's financing and of financing transactions undertaken by management.
b. all members should be non-management directors	Yes	The Audit Committee is composed of four (4) non-management directors.
14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense	Yes	In performing its responsibilities, the Board, a committee of the Board or an individual director may, as required, and subject to the approval of the Board of Directors, engage an outside adviser at the expense of the Corporation.

EXHIBIT 3





Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-663-9097
514-982-7270
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Proxy Number   XXXXXXXX
Issue ID   XXXXX
Holder Account Number

SAMPLEABCD0.000   00

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

| A B C | 1 2 3 | X | X |

Fold

Form of Proxy - Annual Meeting to be held on February 6, 2003.

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Proxies submitted must be received by 5:00 p.m., Eastern Time, on February 5, 2003

THANK YOU

Fold

000ILD

MR SAM SAMPLE

12345678   12345   SAMPLEABCD0.000

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Gildan Activewear Inc. hereby appoint:
H. Gregory Chamandy, Chairman of the Board and Chief Executive
Officer, or failing him Glenn J. Chamandy, President and Chief
Operating Officer

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Gildan Activewear Inc. to be held at the Salon Pierre de Coubertin, Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada, on Thursday, February 6, 2003 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors

	For	Withhold
Election as directors of the management nominees named in the Management Proxy Circular ▶	☐	☐

Fold

2. Appointment of Auditors

	For	Withhold
Reappointment of KPMG LLP as Auditors ▶	☐	☐

Fold

Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date - Day   Month   Year

Quarterly Financial Statements Request

X   Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

■ GILQ   00   00   999999999999

000IMD